Exhibit 99.1

PENGROWTH

Third Quarter Results
September 30, 2010

SUMMARY OF

FINANCIAL & OPERATING RESULTS

	Three Months ended September 30				Nine Months ended September 30
(monetary amounts in thousands, except per unit amounts)	2010		2009	% Change	2010		2009		% Change
STATEMENT OF INCOME
Oil and gas sales	$317,505		$325,264	(2)	$1,012,593		$983,871		3
Net income	$125,632		$78,290	60	$228,320		$34,330		565
Net income per trust unit	$0.42		$0.30	40	$0.78		$0.13		500
CASH FLOW
Cash flow from operating activities	$159,926		$162,915	(2)	$468,212		$401,417		17
Cash flow from operating activities per trust unit	$0.54		$0.63	(14)	$1.60		$1.56		3
Capital expenditures	$87,677		$44,047	99	$202,968		$161,236		26
Capital expenditures per trust unit	$0.30		$0.17	76	$0.69		$0.62		11
Distributions declared	$65,254		$72,235	(10)	$187,466		$226,973		(17)
Distributions declared per trust unit	$0.21		$0.27	(22)	$0.63		$0.87		(28)
Ratio of distributions declared over cash flow from operating activities	41%		44%	(7)	40%		57%		(30)
Weighted average number of trust units outstanding (000’s)	297,005	(1)	259,263	15	292,773	(1)	257,996		13
BALANCE SHEET
Working capital excess (deficiency)					$(75,239)		$(185,449	) (2)	(59)
Property, plant and equipment					$4,113,442		$3,962,814		4
Long term debt					$1,019,485		$1,264,174		(19)
Trust unitholders’ equity					$3,222,022		$2,509,325		28
Trust unitholders’ equity per trust unit					$9.91		$9.65		3

Currency (U.S.$/Cdn$) (closing rate at period end)					$0.9718		$0.9340

Number of trust units outstanding at period end (000’s) (3)					325,043		260,114		25

(1)	Includes the weighted average number of exchangeable shares issued in the Monterey acquisition.

(2)	Includes $160.4 million current portion of long term debt.

(3)	Includes 5.0 million exchangeable shares issued in the Monterey acquisition.

THIRD QUARTER RESULTS

PENGROWTH

	Three Months ended September 30			Nine Months ended September 30
(monetary amounts in thousands, except per unit amounts)	2010	2009	% Change	2010	2009	% Change
AVERAGE DAILY PRODUCTION
Crude oil (bbls)	20,967	22,930	(9)	21,736	23,142	(6)
Heavy oil (bbls)	6,585	7,480	(12)	6,828	7,657	(11)
Natural gas (mcf)	217,712	232,444	(6)	219,725	238,746	(8)
Natural gas liquids (bbls)	8,867	8,984	(1)	9,420	9,598	(2)
Total production (boe)	72,704	78,135	(7)	74,605	80,189	(7)

TOTAL PRODUCTION (mboe)	6,689	7,188	(7)	20,367	21,891	(7)
PRODUCTION PROFILE
Crude oil	29%	29%		29%	29%
Heavy oil	9%	10%		9%	9%
Natural gas	50%	50%		49%	50%
Natural gas liquids	12%	11%		13%	12%
AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$73.93	$74.40	(1)	$75.06	$71.26	5
Heavy oil (per bbl)	$57.80	$59.21	(2)	$60.15	$49.71	21
Natural gas (per mcf)	$4.67	$4.34	8	$5.05	$5.03	–
Natural gas liquids (per bbl)	$53.55	$41.86	28	$57.08	$37.96	50
Average realized price per boe	$47.07	$45.22	4	$49.45	$44.84	10

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

THIRD QUARTER RESULTS

PENGROWTH

SUMMARY OF

TRUST UNIT TRADING DATA

	Three months ended September 30				Nine months ended September 30
(thousands, except per trust unit amounts)	2010		2009		2010		2009
TRUST UNIT TRADING
PGH (NYSE)
High	$11.10	U.S.	$10.54	U.S.	$11.97	U.S.	$10.54	U.S.
Low	$8.85	U.S.	$6.43	U.S.	$7.67	U.S.	$4.51	U.S.
Close	$11.06	U.S.	$10.51	U.S.	$11.06	U.S.	$10.51	U.S.
Value	$200,035	U.S.	$203,052	U.S.	$687,471	U.S.	$604,707	U.S.
Volume	20,153		23,914		66,686		79,757
PGF.UN (TSX)
High	$11.44		$11.33		$12.00		$12.33
Low	$9.40		$7.49		$8.50		$5.84
Close	$11.34		$11.33		$11.34		$11.33
Value	$488,789		$268,980		$1,222,491		$755,418
Volume	47,522		28,766		114,935		86,265

THIRD QUARTER RESULTS

PENGROWTH

President’s Message

To our unitholders,

The third quarter saw continued activity on our dual pronged strategy of unearthing unconventional oil and gas resource plays on our own lands as well as continued execution and evaluation of the acquisition opportunities that fit our value creation model. During the quarter we closed the Monterey acquisition and made significant progress on our proof-of-concept plays in the Garrington (Cardium & Viking) and the Swan Hills area. At Swan Hills alone, we are testing eight separate proof-of-concept plays in the Beaverhill Lake formation.

In addition to an active quarter operationally, Pengrowth continued to strengthen our senior leadership team with the recent appointment of three new Vice-Presidents. Ms. Diane Shirra and Mr. Steve De Maio have embraced leadership roles within two of Pengrowth’s very promising unconventional asset groups. Diane has been appointed to the position of Vice-President, Montney Gas Development and Steve has come on-board as Pengrowth’s new Vice-President, In-Situ Development and Operations. Mr. Andrew Grasby also joined Pengrowth as our Vice-President, General Counsel and Corporate Secretary and will be responsible for the administration of Pengrowth’s legal affairs and corporate compliance. I’d like to take the opportunity to welcome all three individuals to Pengrowth and I look forward to the value they will create for our unitholders.

Highlights for the quarter include:

•

Continued wet weather and the inability to obtain timely access to frac services delayed capital, completion and tie-in activity during the quarter. Coupled with planned and unplanned turn-around activity, these circumstances resulted in average production of 72,704 barrels of oil equivalent (boe) per day in the third quarter, a reduction of four percent from the second quarter production of 75,517 boe per day. Pengrowth has tightened its full year average production guidance to a range of 74,000 to 75,000 boe per day. Year-to-date production has averaged 74,605 boe per day.

•	Full year operating expense guidance has been revised downward for the second time this year from $14.05 per boe to $13.60 per boe.

•	At Horn River, the Evie formation was successfully fracture stimulated in a vertical well with final flow rates of approximately 0.5 mmcf per day.

•

Year-to-date cash flow before working capital changes has exceeded the sum of capital expenditures and distributions. Excess cash flow will be utilized in the fourth quarter with a large portion being directed to drilling and related facility construction in the Montney Groundbirch area. Pengrowth plans on continuing to live within its means for the remainder of 2010.

•	Drilling activity increased in the third quarter with 43 gross (23.7 net) wells being drilled of which 36 gross wells were cased for production.

•	On September 15, 2010, Pengrowth closed its acquisition of Monterey Exploration Ltd, with the issuance of approximately 28 million Trust Units and approximately 5 million exchangeable shares.

•

Subsequent to the quarter end, Pengrowth completed the renewal of a $1 billion bank facility for a three year term. Pengrowth has the ability to expand this facility as needed up to a total of $1.25 billion, giving ample flexibility while minimizing bank costs.

•	At the end of the quarter, Pengrowth had $26 million of short term debt and over $1 billion available on its committed bank facility.

Corporate Conversion

Subsequent to the quarter end, Pengrowth announced its official intent to convert into a dividend paying corporation. Subject to the receipt of all necessary approvals, our conversion is expected to be completed on December 31, 2010.

With approximately $2.9 billion of tax pools as of September 30, 2010, our conversion is not expected to immediately result in any new corporate income taxes that would reduce the amount of cash on hand available for the payment of dividends. We initially expect to pay a monthly dividend of $0.07 per share which is the same amount that we are paying today as a distribution on our Trust Units. Dividends are expected to continue to be paid monthly on the 15th (or next business day) of each month.

As a corporation, Pengrowth will remain focused on maintaining a diversified asset base balanced between liquids and natural gas production and will be committed to maintaining its emphasis on operating high quality, low cost, low risk properties, delivering superior returns to shareholders and continuing to ensure financial strength and flexibility.

THIRD QUARTER RESULTS

PENGROWTH

Opportunities

Our teams have continued to work diligently to peel back the layers of the onion to explore the conventional and unconventional opportunities that exist on our land base. We are looking forward to presenting a summary of these opportunities at our Analyst Day on November 9, 2010. Unitholders are invited to listen in on this meeting via webcast which will be accessible through www.pengrowth.com commencing at 8:00 a.m. MST.

Drilling and completion activity in the quarter has been focused on the Viking and Cardium zones in the Garrington area as well as the Beaverhill Lake formation in the Swan Hills area, where we have been testing multiple proof-of-concept ideas. We will be releasing initial production information on these wells in our 2011 guidance and capital program press release on November 8, 2010.

Our Business Development team continues to seek acquisition opportunities that fit our resource based value creation model. We are busy evaluating numerous public and privately marketed acquisition opportunities and continue to be picky, patient and persistent in ensuring that the right acquisition creates maximum value for our unit holders.

Outlook

We continue to make good progress on our resource based value creation strategy. Our drilling, acquisition and evaluation activities are all consistent with our goal of finding predictable and repeatable places to put the drill bit to work to create value for our unitholders.

Pengrowth is in a strong financial position with in excess of $1 billion available on a committed bank facility. We are well positioned to execute the acquisition opportunities that currently exist in the market. We have continued to layer in more hedges for the 2011 calendar year with approximately 50,000 mcf per day of gas hedged at Cdn $5.72 per mcf and 12,000 bbls per day of oil hedged at Cdn $87.87 per bbl. We will continue to pursue opportunities to add to our hedge positions to provide a level of stability to cash flow for our capital and distribution programs.

I’d like to take the opportunity to thank all of our unitholders for their continued support. We are excited about the progress we are making and the opportunities we are uncovering.

Sincerely

Derek W. Evans

President and Chief Executive Officer

November 4, 2010

THIRD QUARTER RESULTS

PENGROWTH

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the unaudited consolidated Financial Statements for the nine months ended September 30, 2010 of Pengrowth Energy Trust and is based on information available to November 4, 2010.

FREQUENTLY RECURRING TERMS

For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, and “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis.

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet, “gj” refers to gigajoule, “mmbtu” refers to million British thermal units and “mwh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2010 production, the proportion of 2010 production of each product type, production additions from Pengrowth’s 2010 development program, royalty expenses, 2010 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, the portion of our future distributions anticipated to be taxable, the potential impact of the SIFT tax (as defined herein) on Pengrowth and our unitholders, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax, our conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes and the timing thereof, and proceeds from the disposal of properties and our expectation that capital spending plus distribution will not exceed cash flow from operating activities. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities and our proposed conversion to a dividend paying corporation. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund

THIRD QUARTER RESULTS

PENGROWTH

trust; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. Values assigned to the various assets and liabilities of the Monterey Exploration Ltd. (Monterey) business combination were based on internal and third party estimates. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. The provision for asset retirement obligations is based on estimates affected by assumptions around timing and cost estimates for the related work activity. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity.

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

THIRD QUARTER RESULTS

PENGROWTH

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

VISION AND STRATEGY

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling and operating, high value, lower risk, and repeatable opportunities primarily in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas.

Pengrowth’s vision is to be a leading value creator of unconventional resource plays in the WCSB. The company’s value creation strategy consists of three core principles of acquiring and developing operated unconventional resource plays in the WCSB, enhancing financial strength and flexibility and becoming the best operator in our sector.

Our value creation strategy moves Pengrowth away from the financial trust model where the focus had been on maximizing distributions, to an operated oil and gas company focused on re-investing a significant amount of cash flow through the drill bit.

Pengrowth successfully completed the business combination with Monterey Exploration Ltd. (“Monterey”) on September 15, 2010. This acquisition supports the company’s vision and value creation strategy to become a leading unconventional resource player in the WCSB.

On October 20, 2010, Pengrowth announced it’s intention to convert to a dividend paying corporation on December 31, 2010, subject to receipt of all necessary approvals. A special meeting of security holders to vote on the conversion is scheduled for December 16, 2010.

THIRD QUARTER OVERVIEW

This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.

FINANCIAL HIGHLIGHTS

	Three months ended			Nine months ended
	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Production (boe/d)	72,704	75,517	78,135	74,605	80,189
Net capital expenditures ($000’s)	87,677	51,655	44,047	202,968	161,236
Cash flow from operating activities ($000’s)	159,926	161,550	162,915	468,212	401,417
Netback ($/boe)	26.12	27.16	24.72	26.97	24.96
Net income (loss) ($000’s)	125,632	(6,128)	78,290	228,320	34,330
Included in net income (loss):
Gain on equity investment ($000’s)	73,756	–	–	73,756	–
Realized gain on commodity risk management ($000’s) (1)	25,689	23,252	43,406	55,963	143,292
Unrealized (loss) gain on commodity risk management ($000’s) (1)	(898)	(2,906)	(5,609)	59,478	(133,625)
Unrealized foreign exchange gain (loss) ($000’s) (1)	30,579	(42,160)	80,535	20,176	131,109
Future tax reduction ($000’s)	11,884	7,602	15,055	20,441	75,139

(1)	Pre-tax amount

2010 Guidance

The following table provides a summary of revised 2010 Guidance and a comparison against year to date actual results for 2010.

	2010 Actual				Full Year 2010 Guidance	% Variance
	Q3	Q2	Q1	YTD
Production (boe/d)	72,704	75,517	75,627	74,605	74,000 - 75,000	–
Royalty Expense (% of Sales) (1)	18.9	18.7	22.2	20.1	20.0	–
Operating Expense ($/boe)	$12.69	$12.55	$13.50	$12.91	$13.60	(5)
G&A Expense (cash & non-cash) ($/boe)	$1.63	$2.13	$2.09	$1.95	$2.23	(12)
Abandonment & Reclamation ($millions)	$3.7	$3.7	$4.7	$12.1	$20.0	–
Net capital expenditures ($ millions)	$87.7	$51.7	$63.6	$203.0	$350.0	–

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

THIRD QUARTER RESULTS

PENGROWTH

At this time Pengrowth has reduced its 2010 production guidance to average between 74,000 and 75,000 boepd from between 74,000 and 76,000 boepd as provided in the second quarter. The downward revision was necessary to include the impact of weather related delays in the second and third quarter drilling programs, the restricted availability of frac crews and planned and unplanned maintenance. Pengrowth has also revised its operating expense forecast from $385 million to $370 million resulting in an operating expense per boe of $13.60. At the time of the initial announcement of the business combination with Monterey, Pengrowth increased its capital expenditure guidance by $65 million to $350 million. This increase will be directed to drilling and related facility construction on the Monterey Groundbirch lands, with production not expected until late December 2010. In line with the reduced production guidance and lower pricing forecast for natural gas the 2010 royalty rate has also been revised from 21 to 20 percent of sales.

Cash flow from operations

The following table provides a reconciliation of the change in cash flow from operations from period end 2009 to period end 2010.

($ thousands)	Q3	% Change	YTD	% Change
2009 Cash flow from Operating Activities	162,915		401,417
Volume variance	(21,665)	(13)	(56,396)	(14)
Price variance	29,033	18	169,275	42
Lower cash gains on risk management contracts	(17,717)	(11)	(87,329)	(22)
Processing income variance	424	–	188	–
Royalties	(5,610)	(3)	(55,223)	(14)
Expenses:
Transportation	203	–	(2,116)	(1)
Operating	8,438	5	27,465	7
Cash G&A and management fee	506	–	7,972	2
Interest and financing expense	2,376	1	11,188	3
Drilling Credits	–	–	16,727	4
Realized foreign exchange loss	(584)	–	(2,677)	(1)
Non-cash and other items	1,607	1	37,721	9
2010 Cash flow from Operating Activities	159,926	(2)	468,212	17

Cash flow from operating activities decreased two percent from the third quarter of 2009 to the third quarter of 2010. The decrease was mainly attributable to lower production volumes and lower realized commodity risk management gains. The decrease in cash flow was partly offset by higher liquid commodity prices and lower operating expense and interest expenses.

Cash flow from operating activities increased 17 percent on a year over year basis. Higher commodity prices in the first nine months of 2010 compared to the first nine months of 2009 largely contributed to higher cash flows in 2010. The increase in cash flow from higher commodity prices were partly offset by lower production volumes, higher royalty expenses and lower realized risk management gains.

The following table illustrates the sensitivity of cash flow from operating activities to changes in commodity prices:

Commodity Price Environment (1)			Assumption	Change	Impact on 2010 Annual Cash Flow ($ ‘000s)
West Texas Intermediate Oil Price (2) (3)	US$	/bbl	$78.96	$1.00	$11,057
Heavy Oil	US$	/bbl	$78.96	$1.00	$1,966
Light Oil	US$	/bbl	$78.96	$1.00	$6,315
NGL	US$	/bbl	$78.96	$1.00	$2,777
AECO Natural Gas Price (2) (3)	C$	/mcf	$4.06	$0.10	$6,470

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated.

(3)	Does not include the impact of risk management contracts. For 2010, risk management contracts represent approximately 34% of total liquids production and 45% of natural gas production.

THIRD QUARTER RESULTS

PENGROWTH

Net Income or Loss

For the third quarter of 2010 a net income of $125.6 million was recorded, a 60 percent increase from net income of $78.3 million in the same period last year. The increase is largely attributable to certain non-cash items including:

•

A non-cash gain of $73.8 million ($73.8 million, net of tax) arising from the difference between the fair value and the book value of the investment in Monterey prior to the acquisition as described in Note 2 to the financial statements.

•

Partly offsetting the increase was an unrealized foreign exchange gain of $30.6 million ($26.7 million, net of tax) in the third quarter of 2010 compared to an unrealized foreign exchange gain of $80.5 million ($70.2 million, net of tax) in the third quarter of 2009.

•	Future income tax reductions were lower in the third quarter 2010 compared to the third quarter 2009, primarily from changes in non-cash items affecting net income.

On a year to date basis, net income was $228.3 million, an increase of $194.0 million from the same period last year. Contributing to the increase was a 17 percent increase in cash flow from operations and changes to certain non-cash items including the $73.8 million gain referred to above, and others including:

•

An unrealized commodity risk management gain of $59.5 million ($42.7 million, net of tax) during the first nine months of 2010 compared to an unrealized commodity risk management loss of $133.6 million ($95.5 million, net of tax) in the prior year.

•

Partly offsetting the increase was the impact of the change in the U.S. to Canadian dollar exchange rate which primarily caused an unrealized foreign exchange gain of $20.2 million in the first nine months of 2010 ($17.5 million, net of tax) compared to an unrealized gain of $131.1 million ($115.3 million, net of tax) in the same period last year.

•

Future income tax reductions were lower in the first nine months of 2010 compared to the same period last year by $54.7 million as a result of lower unitholder distributions and the impact of the change in non-cash items affecting net income.

RESULTS OF OPERATIONS

CAPITAL EXPENDITURES

During the first nine months of 2010, development capital expenditures, after deducting Alberta Drilling Royalty Credits (drilling credits), totaled $200.5 million ($220.9 million before drilling credits), with approximately 80 percent spent on drilling, completions and facilities. Included in the development capital expenditures are land acquisition costs of $5.3 million and drilling credits of $20.4 million.

The 2010 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Capital amounts may fluctuate and may be reallocated between natural gas and oil opportunities in response to fluctuations in commodity prices. In conjunction with the acquisition of Monterey, management increased the 2010 capital program to $350 million before drilling credits. Approximately $65 million will be directed to development activity on the Groundbirch lands acquired through Monterey. Management believes that the capital guidance is an appropriate level of capital spending to replace a portion of production.

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Drilling, completions and facilities	79.3	42.7	32.6	181.0	115.1
Drilling Royalty Credits	(6.3)	(4.1)	(4.2)	(20.4)	(4.2)
Net drilling, completions and facilities	73.0	38.6	28.4	160.6	110.9
Seismic acquisitions (1)	0.3	0.4	–	1.1	4.3
Maintenance capital	12.5	8.6	13.3	33.5	39.7
Land purchases	1.0	3.2	0.2	5.3	2.4
Development capital	86.8	50.8	41.9	200.5	157.3
Other capital	0.9	0.9	2.1	2.5	3.9
Total net capital expenditures	87.7	51.7	44.0	203.0	161.2
Business acquisitions (2)	570.4	–	–	570.4	–
Property acquisitions	17.3	1.8	(0.1)	20.0	10.4
Proceeds on property dispositions	(0.3)	(6.9)	0.4	(48.3)	(7.7)
Net capital expenditures and acquisitions	675.1	46.6	44.3	745.1	163.9

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Business acquisitions includes the increase to Property, Plant & Equipment as a result of the acquistion of Monterey.

THIRD QUARTER RESULTS

PENGROWTH

Business Acquisition

Pengrowth successfully completed the business combination with Monterey on September 15, 2010 by issuing approximately 28 million trust units and 5 million exchangeable shares to the former Monterey securityholders. Details of the business combination are described in Note 2 of the consolidated financial statements. The fair value attributed to the property, plant and equipment acquired was $570 million with approximately $49 million of producing assets and $521 million of unproven and development properties. The business combination was accounted for as an acquisition of Monterey by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

($ millions)
Allocation of Purchase Price:
Property, plant and equipment	$570.4
Goodwill	48.3
Bank debt	(41.9)
Asset retirement obligations	(7.9)
Working capital deficit	(25.7)
Future income taxes	(98.6)
$444.6
Consideration:
Pengrowth trust units issued	$307.6
Pengrowth exchangeable shares issued	54.9
Fair value of previous equity investment	82.1
$444.6

Final determination of the allocation of the purchase cost to the fair values of the assets and liabilities is still pending.

DEVELOPMENT CAPITAL ACTIVITIES

(All volumes and amounts stated below are net to Pengrowth unless otherwise stated.)

Development activity during the first nine months of 2010 was focused on existing opportunities operated by Pengrowth. Pengrowth’s capital spending breakdown by resource play to September 30, 2010 is as follows:

($ millions)	Drilling, Completions, Facilities	Drilling Credits	Maintenance	Land & Seismic Acquisitions	Total
Unconventional Resource Plays
Swan Hills	85.7	(9.2)	12.8	2.0	91.3
Viking & Cardium	15.9	–	–	2.5	18.4
Heavy Oil & SAGD	9.0	(1.0)	1.3	0.3	9.6
Horn River	13.0	–	–	0.2	13.2
Shallow Gas & Coalbed Methane	21.6	(7.6)	5.6	1.1	20.7
Enhanced Oil Recovery	10.7	–	1.3	–	12.0
Montney	5.1	–	–	–	5.1
Conventional Resource Plays	19.9	(2.6)	10.8	0.3	28.4
Offshore	0.1	–	1.7	–	1.8
Development Capital	181.0	(20.4)	33.5	6.4	200.5

UNCONVENTIONAL RESOURCE PLAYS

Swan Hills Trend

Since acquiring the Judy Creek asset in 1998, Pengrowth has increased the assets along the Swan Hills Reef trend, including the acquisition of the Carson Creek field in 2006. The Pengrowth operated Carson Creek asset is composed of two units: the Carson Creek North Beaverhill Lake (BHL) Unit 1, which primarily produces oil and, south of this, the Carson Creek BHL Unit 1, which primarily produces liquids-rich gas. Pengrowth has been developing a new BHL gas pool, the Carson C Pool. Current production from the Carson C Pool is approximately 3,800 boe per day.

In the Carson C Pool, six horizontal wells planned for this year were drilled in the third quarter. The first four wells were successfully multi-stage acid fractured and tested in the third quarter and the last two will be completed and tested in the fourth quarter. Total projected cost for this project is estimated at $22 million. All six wells are expected to be on production early in the fourth quarter. Also in the Carson Creek area, Pengrowth is drilling a BHL test on the Alexis Reserve, and is expected to complete and test the well in the fourth quarter.

THIRD QUARTER RESULTS

PENGROWTH

At House Mountain, a second BHL platform horizontal well was drilled in the third quarter, following a well drilled in the second quarter from the same pad site. The total estimated cost for this well and a well drilled in the second quarter is approximately $8.7 million (drilling and completion). Both wells were multi-stage acid fractured and tested in the third quarter and were on production early in the fourth quarter. The combined production from the wells is currently 240 bbl per day.

At Deer Mountain Unit No 1, the first of four horizontal wells targeting the BHL formation was spud in the third quarter. All four Deer Mountain Unit wells will be multi-stage acid fractured. These wells offset successful competitor activity to both the north and south of the Unit.

Montney

The successful acquisition of Monterey has provided Pengrowth with 21.0 gross (19.0 net) sections at Groundbirch in northeast British Columbia, a highly prospective Montney focused resource asset located in one of the thickest and most prospective areas of the Montney fairway. Current net tested production volumes of 25 mmcf per day from 3 wells at Groundbirch is awaiting tie-in to a 28 mmcf per day natural gas processing facility currently being constructed which is expected to be on stream in December 2010.

During the third quarter, 4 wells were drilled by Monterey at Groundbirch. Completion and tie-in of 3 of these wells will be completed in the fourth quarter.

Viking & Cardium Formations in Central Alberta

During the third quarter, Pengrowth continued the Cardium and Viking drilling program in the Harmattan area. Five wells were drilled, with two coming on production late in the quarter at a combined initial rate of 280 boepd. A third and fourth well were also successfully drilled and will be completed in the fourth quarter. One 50 percent working interest well was junked and abandoned due to operational issues. At the end of the quarter, drilling commenced on two additional locations.

Horn River

During the quarter, a 2010 vertical well was completed in the Evie formation and tested with final flow rates of approximately 0.5 mmcf per day. The 2010/2011 winter drilling activity has been deferred due to a lack of availability of frac services.

Shallow Gas and Coalbed Methane (“CBM”)

During the third quarter, 10 CBM wells were drilled and completed in the Twining and Fenn Big Valley areas to test the viability of downspacing from 4 to 8 wells per section. Weather related issues have delayed the tie in of these wells. At Jenner, all 16 wells drilled in the first quarter to test the economics of downspacing from 4 to 8 wells per section were tied in.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 43 wells or 23.7 net wells in the quarter. Out of these 43 wells, 39 wells were cased for production, 3 wells are CO2 injection wells and one well was junked and abandoned.

	Q3 2010		Q2 2010		Q1 2010		YTD 2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Unconventional Resource Plays
Swan Hills	11	8.1	6	5.1	9	2.8	26	16.0
Viking & Cardium	5	2.7	1	0.6	–	–	6	3.3
Heavy Oil & SAGD	–	–	–	–	12	12.0	12	12.0
Horn River	–	–	–	–	2	2.0	2	2.0
Shallow Gas & CBM	13	7.0	–	–	58	52.8	71	59.8
Montney (1)	4	4.0	–	–	–	–	4	4.0
Enhanced Oil Recovery	7	0.7	6	0.6	5	0.5	18	1.8
Conventional Resource Play	3	1.2	2	2.0	28	8.1	33	11.3
Offshore	–	–	–	–	–	–	–	–
Total wells drilled (2)	43	23.7	15	8.3	114	78.2	172	110.2

(1)	Drilled by Monterey

(2)	Based on wells rig released in the quarter.

ACQUISITIONS & DISPOSITIONS

On September 15, 2010, Pengrowth successfully completed the acquisition of Monterey which has provided Pengrowth with 21.0 gross (19.0 net) sections at Groundbirch in northeast British Columbia, a highly prospective Montney focused resource asset located in one of the thickest and most prospective areas of the Montney fairway. Current net tested production volumes of 25 mmcf per day at Groundbirch is awaiting tie-in to a 28 mmcf per day natural gas processing facility currently being constructed which is expected to be on stream in December 2010.

THIRD QUARTER RESULTS

PENGROWTH

In the third quarter of 2010, Pengrowth completed the acquisition of additional producing assets in the Judy Creek and Swalwell areas for approximately $14.3 million and $3.0 million net of adjustments, respectively.

Completed in the second quarter of 2010 was the disposition of interests in the Twining area with an estimated fair value of $5.7 million. Drilling credits of approximately $17.0 million were received as proceeds which resulted in the recognition of $11.3 million of other income.

During the first quarter of 2010, Pengrowth completed the disposition of various gross overriding royalty interests. Proceeds of the disposition were approximately $38.4 million net of adjustments. Proceeds from this disposition were used for debt repayment.

PRODUCTION

Average daily production decreased four percent in the third quarter of 2010 from the second quarter of 2010. Quarterly production was negatively impacted by scheduled maintenance shutdowns, particularly at Judy Creek Gas Plant (approximately 725 boepd), one less condensate lift at Sable Offshore Energy Project (SOEP) (approximately 650 boepd), and accessibility to frac equipment (approximately 500 boepd). Also affecting third quarter of 2010 was unplanned production outages in Quirk Creek, Swan Hills and Olds (approximately 300 boepd). In addition, production in the first nine months of 2010 was also impacted by dispositions which occurred late in 2009 and slightly higher production declines.

Pengrowth’s 2010 production is currently forecasted to average between 74,000 and 75,000 boe per day and remains balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. This revision to the forecasted production is a result of one time shorfalls in the third quarter of 2010 combined with the ongoing problems of timely access to completion services. This estimate excludes production from any potential future acquisitions and dispositions.

DAILY PRODUCTION

	Three months ended						Nine months ended
	Sept 30, 2010	% of total	June 30, 2010	% of total	Sept 30, 2009	% of total	Sept 30, 2010	% of total	Sept 30, 2009	% of total
Light crude oil (bbls)	20,967	29	21,858	29	22,930	29	21,736	29	23,142	29
Heavy oil (bbls)	6,585	9	6,791	9	7,480	10	6,828	9	7,657	9
Natural gas (mcf)	217,712	50	220,856	49	232,444	50	219,725	49	238,746	50
Natural gas liquids (bbls)	8,867	12	10,058	13	8,984	11	9,420	13	9,598	12
Total boe per day	72,704		75,517		78,135		74,605		80,189

Light Crude Oil

Third quarter light crude oil production decreased approximately four percent from the second quarter of 2010 as a result of production declines and scheduled maintenance outages, particularly a major turnaround at the Judy Creek Gas Conservation Plant that impacted all operated and partner operated production in the area.

The approximate nine percent decrease in light crude oil in the current quarter and six percent decrease in the first nine months of 2010 compared to the same periods of 2009 are also a result of production declines, property dispositions and the schedule maintenance shutdown work mentioned previously, which were partially offset by the 2009 acquisition of additional working interest in House Mountain Unit #1 and additional wells on stream at Deer Mountain.

Heavy Oil

Heavy oil production decreases of three percent in the third quarter of 2010 compared to the second quarter of 2010 were mainly attributable to production declines, a third quarter scheduled shutdown at Bodo and additional maintenance work at Tangleflags offset partially by additional volumes from successful well optimization at Jenner.

The 12 percent decrease comparing the third quarter of 2010 to the third quarter 2009 and the 11 percent decrease year-over-year is attributable to production declines due to reduced capital investment during 2009 as well as power outages experienced through the second quarter of 2010 and increased downtime resulting from additional maintenance work at Tangleflags.

Natural Gas

Natural gas production decreased approximately one percent in the third quarter compared to the second quarter of 2010. Included in the third quarter are additional volumes from the September 15, 2010 acquisition of Monterey and increased production at SOEP after the second quarter maintenance shutdown. These additional volumes partially offset the reduced sales volumes that resulted from the turnaround at Judy Creek as well as unscheduled downtime at Quirk Creek, Carson Creek and Harmattan.

Production volumes were lower by approximately six percent comparing the third quarter of 2010 with the same quarter in 2009. The decrease is attributable to non-core asset dispositions in late 2009, scheduled and unscheduled downtime previously mentioned and natural declines, partially offset by additional production from capital investment at Carson Creek during 2009 and 2010.

THIRD QUARTER RESULTS

PENGROWTH

Production volumes decreased approximately eight percent comparing the first nine months of 2010 to the same period of 2009. These decreases are a result of the previously mentioned property divestitures and production declines due to reduced capital investment in 2009. Partially offsetting the decreases are additional production volumes from development activity in Carson Creek and Harmattan

NGLs

NGL production decreased approximately 12 percent in the third quarter of 2010 compared to the second quarter of 2010. Third quarter volumes decreased as a result of the turnaround at Judy Creek and one partial condensate lift at SOEP in the third quarter versus two shipments in the second quarter.

NGL volumes decreased two percent for the first nine months of 2010 compared to the same period of 2009 due to lower sales volumes at Judy Creek resulting from the previously mentioned turnaround, reduced third party miscible flood injection demand and production declines partially offset by increased NGL production from Carson Creek.

COMMODITY PRICE

Commodity Markets

Benchmark crude prices rallied during the quarter, surpassing the US$80 per bbl mark in August, but overall average prices were slightly weaker compared to the second quarter. Overall WTI prices averaged US$76.21 per bbl in the third quarter, a slight decrease of approximately two percent from the second quarter’s average of US$78.05 per bbl.

A warmer summer helped support natural gas prices at the beginning of the quarter, but weakened as an abundant inventory coupled with a continuing over-supply of natural gas contributed to sustained weakness in natural gas prices. Short-term gas fundamentals remain challenged and subsequent to quarter end, NYMEX prices weakened further below the US$4.00 per mmbtu mark. NYMEX gas prices averaged US$4.23 per mmbtu in the third quarter, an approximate three percent decline from second quarter average price of US$4.35 per mmbtu. AECO spot natural gas prices continued to lag and averaged $3.36 per mmbtu during the quarter compared to $3.70 per mmbtu last quarter.

The U.S. to Canadian dollar exchange rate had a slight increase from the second quarter averaging $0.96(U.S.$/Cdn$) in the third quarter compared to $0.97 (U.S.$/Cdn$).

Average Realized Prices

	Three months ended			Nine months ended
(Cdn$)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Light crude oil (per bbl)	72.18	72.62	69.28	74.06	60.61
after realized commodity risk management	73.93	73.84	74.40	75.06	71.26
Heavy oil (per bbl)	57.80	56.49	59.21	60.15	49.71
Natural gas (per mcf)	3.56	3.83	2.82	4.22	3.86
after realized commodity risk management	4.67	4.86	4.34	5.05	5.03
Natural gas liquids (per bbl)	53.55	60.70	41.86	57.08	37.96
Total per boe	43.24	45.37	39.18	46.70	38.29
after realized commodity risk management	47.07	48.75	45.22	49.45	44.84
Other production income	0.40	0.28	0.03	0.27	0.10
Total oil and gas sales per boe	47.47	49.03	45.25	49.72	44.94
Benchmark prices
WTI oil (U.S.$ per bbl)	76.21	78.05	68.24	77.69	57.32
AECO spot gas (Cdn$ per mmbtu)	3.36	3.70	2.83	3.90	3.58
NYMEX gas (U.S.$ per mmbtu)	4.23	4.35	3.44	4.52	3.90
Currency (U.S.$/Cdn$)	0.96	0.97	0.91	0.97	0.85

THIRD QUARTER RESULTS

PENGROWTH

Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Realized
Light crude oil ($ millions)	3.4	2.5	10.8	6.0	67.3
Light crude oil ($ per bbl)	1.75	1.22	5.12	1.00	10.65
Natural gas ($ millions)	22.3	20.8	32.6	50.0	76.0
Natural gas ($ per mcf)	1.11	1.03	1.52	0.83	1.17
Combined ($ millions)	25.7	23.3	43.4	56.0	143.3
Combined ($ per boe)	3.83	3.38	6.04	2.75	6.55
Unrealized
Total unrealized risk management (liabilities) assets at period end ($ millions)	50.4	51.3	31.1	50.4	31.1
Less: Unrealized risk management assets (liabilities)at beginning of period ($ millions)	51.3	54.3	36.7	(9.0)	164.7
Unrealized (loss) gain on risk management contracts	(0.9)	(3.0)	(5.6)	59.4	(133.6)

Pengrowth’s average realized price was $47.07 per boe in the third quarter 2010, a three percent decrease from the second quarter 2010 and a four percent increase over the third quarter of 2009. Lower benchmark natural gas prices contributed to the lower average price in the third quarter of 2010 relative to the second quarter. Conversely, higher benchmark crude oil prices contributed to the higher average realized price in the third quarter of 2010 compared to the third quarter of 2009. Despite liquid commodity prices remaining strong through the third quarter 2010, natural gas prices remained lower than the average price achieved through our commodity risk management activities, resulting in a realized commodity risk management gain of $25.7 million compared to gains of $23.3 million and $43.4 million in the second quarter of 2010 and third quarter of 2009, respectively.

On a year over year basis, average realized prices increased approximately 10 percent from the same period last year. Higher crude oil prices were the main reason for the increase in the average realized price in the first nine months of 2010. Commodity prices were significantly lower than our risk managed price in the first half of last year compared to the same period this year, which resulted in significantly higher realized commodity risk management gains of $143.3 million in 2009 compared to $56.0 million for the first nine months of 2010.

Pricing and Commodity Risk Management

Pengrowth’s commodity price realizations are influenced by benchmark prices. As part of our risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations and to provide a measure of stability to cash flow.

The change in the fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

The change in the forward price curve at the end of the third quarter of 2010 from the end of the second quarter of 2010 resulted in an unrealized commodity risk management loss of approximately $0.9 million. For the same period last year, the change in the forward price curve resulted in an unrealized risk management loss of $5.6 million.

For the nine months ended September 30, 2010, the unrealized commodity risk management gain of $59.4 million reflects a decrease in the forward price curve from year end 2009, largely for natural gas prices. In contrast, through the nine month period of 2009, an unrealized commodity risk management loss of $133.6 million was recorded as a result of an increase in the forward price curve mainly with respect to crude oil prices.

THIRD QUARTER RESULTS

PENGROWTH

As of September 30, 2010, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl (2)
Financial:
WTI (1)	12,500	Oct 1, 2010 - Dec 31, 2010	$82.09
WTI (1)	7,000	Jan 1, 2011 - Dec 31, 2011	$87.53
WTI (1)	2,000	Jan 1, 2012 - Dec 31, 2012	$90.33

Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu (2)
Financial:
AECO	97,151	Oct 1, 2010 - Dec 31, 2010	$6.10
Chicago MI (1)	5,000	Oct 1, 2010 - Dec 31, 2010	$6.78
AECO	45,021	Jan 1, 2011 - Dec 31, 2011	$5.60
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh (2)
Financial:
AESO	20	Oct 1, 2010 - Dec 31, 2010	$47.66
AESO	20	Jan 1, 2011 - Dec 31, 2011	$46.94

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)	All prices are referenced in Canadian dollars

Based on 2010 production estimates, the above contracts in 2010 represent approximately 34 percent of total liquids volumes at average realizations of $82.09 per bbl and 45 percent of natural gas volumes at $6.13 per mmbtu. The power contract represents approximately 20 percent of estimated 2010 consumption.

Each $1 per barrel change in future oil prices would result in approximately $4.4 million pre-tax change in the value of the crude contracts. Similarly, each $0.25 per mcf change in future natural gas prices would result in approximately $6.9 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at September 30, 2010, future revenue and cash flow would be $50.4 million higher than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $50.4 million net asset is composed of a net asset of $46.1 million relating to contracts expiring within one year and a net asset of $4.3 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time that it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per mwh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

In accordance with policies approved by the Board of Directors, Pengrowth may hedge its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

THIRD QUARTER RESULTS

PENGROWTH

Each natural gas hedge transaction shall not exceed 20,000 mmbtu per day. Each crude oil hedge transaction shall not exceed 2,500 bbls per day. Each power consumption hedge transaction shall not exceed 25 mwh.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue including the impact of realized commodity risk management activity.

	Three months ended						Nine months ended
Sales Revenue	Sept 30, 2010	% of total	June 30, 2010	% of total	Sept 30, 2009	% of total	Sept 30, 2010	% of total	Sept 30, 2009	% of total
Light crude oil	142.6	45	146.9	44	157.0	48	445.4	44	450.2	46
Natural gas	93.5	29	97.7	29	92.7	28	302.8	30	328.0	33
Natural gas liquids	43.7	14	55.6	16	34.6	11	146.8	14	99.5	10
Heavy oil	35.0	11	34.9	10	40.7	13	112.1	11	103.9	11
Brokered sales/sulphur	2.7	1	1.9	1	0.3	–	5.5	1	2.3	–
Total oil and gas sales	317.5		337.0		325.3		1,012.6		983.9

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the third quarter of 2010 compared to the third quarter of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Quarter ended September 30, 2009	157.0	92.7	34.6	40.7	0.3	325.3
Effect of change in product prices	5.6	14.8	9.5	(0.9)	–	29.0
Effect of change in sales volumes	(12.5)	(3.8)	(0.4)	(4.9)	–	(21.6)
Effect of change in realized commodity risk management activities	(7.4)	(10.3)	–	–	–	(17.7)
Other	(0.1)	0.1	–	0.1	2.4	2.5
Quarter ended September 30, 2010	142.6	93.5	43.7	35.0	2.7	317.5

(1)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first nine months of 2010 compared to same period of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Period ended September 30, 2009	450.2	328.0	99.5	103.9	2.3	983.9
Effect of change in product prices	79.8	20.8	49.2	19.5	–	169.3
Effect of change in sales volumes	(23.3)	(20.0)	(1.8)	(11.3)	–	(56.4)
Effect of change in realized commodity risk management activities	(61.3)	(26.0)	–	–	–	(87.3)
Other	–	–	(0.1)	–	3.2	3.1
Period ended September 30, 2010	445.4	302.8	146.8	112.1	5.5	1,012.6

(1)	Primarily sulphur sales

ROYALTY EXPENSE

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Royalty expense	55.3	58.6	49.7	191.8	136.6
$ per boe	8.26	8.53	6.91	9.42	6.24
Royalties as a percent of sales	17.4%	17.4%	15.3%	18.9%	13.9%
Royalties as a percent of sales excluding realized risk management contracts	18.9%	18.7%	17.6%	20.1%	16.3%

THIRD QUARTER RESULTS

PENGROWTH

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue prior to commodity risk management activities. Gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales. Third quarter royalty rates remained steady compared to the second quarter of 2010. Higher liquid commodity prices are the main factor for the royalty rate increase in the third quarter and first nine months of 2010 compared to the same time periods of 2009 where commodity prices were lower and therefore benefitted from changes to the Alberta royalty regime that became effective January 1, 2009.

Royalty expense for 2010 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Operating expenses (1)	84.9	86.2	93.3	263.0	290.4
$ per boe	12.69	12.55	12.98	12.91	13.27

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the third quarter of 2010 were approximately two percent lower than the second quarter of 2010, one percent higher on a per boe basis, directly attributable to lower production volumes in the current quarter. Lower power costs in the third quarter 2010 more than offset higher subsurface maintenance and Judy Creek turnaround activity. Third quarter 2010 operating costs compared to the third quarter of 2009 decreased nine percent primarily attributable to lower power costs in the current year and the absence of unfavourable prior period adjustments stemming from previous property acquisitions. Continued effort in expense reduction initiatives when coupled with the previously mentioned absence of unfavourable prior period adjustments, resulted in lower operating expenses in the current quarter and on a year-over-year basis.

Operating expense forecast has been reduced from $385 million to $370 million for the full year of 2010. This estimate includes the additional operating costs resulting from the September 15, 2010 Monterey acquisition. The resulting per boe operating costs are estimated to be $13.60 per boe.

PROCESSING AND OTHER INCOME

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Processing & other income (1)	4.4	3.2	3.9	14.8	14.6
$ per boe	0.65	0.47	0.55	0.73	0.67

(1)	Prior period restated to conform to presentation in the current period.

Processing and other income is primarily derived from sales of casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Third quarter income increased compared to the second quarter of 2010 due to no recurrence of the unfavorable $1.8 million prior period processing income adjustment at Tangleflags.

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Net operating expenses	80.5	83.0	89.4	248.2	275.8
$ per boe	12.04	12.08	12.43	12.18	12.60

Included in the table above are operating expenses net of processing and other income.

THIRD QUARTER RESULTS

PENGROWTH

TRANSPORTATION COSTS

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Light oil transportation	2.0	2.0	1.6	5.4	3.5
$ per bbl	1.05	1.02	0.78	0.91	0.55
Natural gas transportation	1.5	2.7	2.2	6.1	5.9
$ per mcf	0.08	0.13	0.10	0.10	0.09

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.

The increase in light oil transportation comparing the third quarters and first nine months of 2010 and 2009 is mainly attributable to trucking of sales quality product from Carson Creek to the sales point. Impacting natural gas transportation in the third quarter of 2010 is a $0.5 million adjustment relating to a previous quarter.

AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Purchased and capitalized	2.1	1.7	1.7	9.0	8.4
Amortization	3.5	4.0	4.8	12.0	15.6

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of injectants purchased are amortized over a 24 month period. As of September 30, 2010, the balance of unamortized injectant costs was $12.7 million.

The amount of injectants purchased and capitalized in the third quarter of 2010 were higher than the third quarter of 2009 due to timing and the requirements of this program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average operating netback of $26.12 per boe in the third quarter of 2010 compared to $27.16 per boe in the second quarter of 2010 and $24.72 per boe for the third quarter of 2009. The decrease in the netback in the third quarter of 2010 compared to the second quarter of 2010 is primarily due to lower combined commodity prices. For the third quarter and first nine months of 2010, operating netbacks were higher than the same periods of 2009 as a result of higher combined commodity prices offset by higher royalties.

THIRD QUARTER RESULTS

PENGROWTH

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Nine months ended
Combined Netbacks ($ per boe)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Oil & gas sales	47.47	49.03	45.25	49.72	44.94
Processing and other income (1)	0.65	0.47	0.55	0.73	0.67
Royalties	(8.26)	(8.53)	(6.91)	(9.42)	(6.24)
Operating expenses (1)	(12.69)	(12.55)	(12.98)	(12.91)	(13.27)
Transportation costs	(0.53)	(0.68)	(0.52)	(0.56)	(0.43)
Amortization of injectants	(0.52)	(0.58)	(0.67)	(0.59)	(0.71)
Operating netback	26.12	27.16	24.72	26.97	24.96

	Three months ended			Nine months ended
Light Crude Netbacks ($ per bbl)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Sales price (after commodity risk management)	73.93	73.84	74.40	75.06	71.26
Other production income	0.94	0.46	0.43	0.57	0.35
Oil & gas sales	74.87	74.30	74.83	75.63	71.61
Processing and other income	0.34	0.37	0.34	0.43	0.79
Royalties	(15.04)	(18.81)	(15.94)	(17.32)	(12.47)
Operating expenses (1)	(14.01)	(16.01)	(15.69)	(15.57)	(15.91)
Transportation costs	(1.05)	(1.02)	(0.78)	(0.91)	(0.55)
Amortization of injectants	(1.81)	(1.81)	(2.29)	(2.02)	(2.46)
Operating netback (1)	43.30	37.02	40.47	40.24	41.01

	Three months ended			Nine months ended
Heavy Oil Netbacks ($ per bbl)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Oil & gas sales	57.80	56.49	59.21	60.15	49.71
Processing and other income (2)	1.20	(2.78)	1.05	0.04	0.97
Royalties	(9.89)	(13.31)	(6.74)	(12.03)	(7.67)
Operating expenses (1) (3)	(17.22)	(12.94)	(14.46)	(15.65)	(15.09)
Operating netback(1)	31.89	27.46	39.06	32.51	27.92

	Three months ended			Nine months ended
Natural Gas Netbacks ($ per mcf)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Sales price (after commodity risk management)	4.67	4.86	4.34	5.05	5.03
Other production income	0.04	0.05	(0.03)	0.03	–
Oil & gas sales	4.71	4.91	4.31	5.08	5.03
Processing and other income (1)	0.15	0.21	0.12	0.20	0.12
Royalties (4)	(0.45)	(0.07)	(0.12)	(0.46)	(0.22)
Operating expenses (1)	(1.88)	(1.84)	(1.89)	(2.01)	(1.93)
Transportation costs	(0.08)	(0.13)	(0.10)	(0.10)	(0.09)
Operating netback (1)	2.45	3.08	2.32	2.71	2.91

	Three months ended			Nine months ended
NGLs Netbacks ($ per bbl)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Oil & gas sales	53.55	60.70	41.87	57.08	37.96
Royalties	(13.77)	(12.57)	(10.70)	(15.10)	(10.41)
Operating expenses (1)	(12.02)	(10.17)	(12.00)	(11.66)	(12.37)
Operating netback (1)	27.76	37.96	19.17	30.32	15.18

(1)	Prior period restated to conform to presentation in the current period.

(2)	Heavy oil processing and other income includes a prior period adjustment for processing income at Tangleflags.

THIRD QUARTER RESULTS

PENGROWTH

(3)	Q2 Operating expenses reflect the change a prior period adjustment to Emulsion Fees at Tangleflags for (2007-2010).

(4)	Gas royalties in Q2 decreased due to revisions by the Crown for gas cost allowance and Carson Creek new wells being granted status under the New Well Royalty Reduction Program.

INTEREST AND FINANCING CHARGES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Interest and Financing charges	17.0	15.7	19.4	50.8	62.0

At September 30, 2010, Pengrowth had debt outstanding of $1,019.5 million in long term debt and $26.0 million in bank indebtedness. Of this, approximately 98 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining two percent subject to floating rates which are presently two percent. The reduction in interest expense through the first nine months of 2010 compared to the same period of 2009 reflects the decrease in outstanding debt achieved over the past twelve months.

Cash interest paid in the third quarter was $24.5 million (see Note 12 to the consolidated financial statements).

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Cash G&A expense	10.7	12.0	11.2	34.3	39.4
$ per boe	1.60	1.74	1.56	1.68	1.80
Non-cash G&A expense	0.3	2.6	2.5	5.5	8.7
$ per boe	0.04	0.39	0.35	0.27	0.40
Total G&A	11.0	14.6	13.7	39.8	48.1
$ per boe	1.63	2.13	1.91	1.95	2.20

The cash component of general and administrative (G&A) expenses decreased $1.3 million in the third quarter of 2010 compared to the second quarter of 2010 mainly due to lower legal and tax consulting fees. Cash G&A decreased $0.6 million and $5.1 million, respectively comparing the third quarter and first nine months of 2010 to the same periods of 2009. This decrease is attributable to lower third party consulting fees and the absence of costs associated with investment conferences and legal fees related to business development activities that were incurred through the first three quarters of 2009 and not repeated in the same periods of 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units (DEU). These compensation programs are expensed over the applicable vesting period of two or three years. The decrease in the third quarter and first nine months was primarily due to a change in the estimated performance multiplier on the 2008 DEU grant vesting in the first quarter of 2011.

Pengrowth has initiated a new long term incentive program, which will be implemented upon conversion to a dividend paying corporation. Prior to the conversion, Pengrowth will continue to utilize the existing DEU plan, however, no further grants under the Trust Unit Rights Incentive Plan are anticipated.

G&A expenses are expected to be flat or slightly lower for the full year of 2010 compared to 2009. On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on December 31, 2010.

The management agreement expired on June 30, 2009. No further fees to the Manager (“Pengrowth Management Limited”) have been recorded subsequent to the second quarter of 2009.

OTHER EXPENSE/(INCOME)

Included in other income and expenses for the first nine months of 2010 is a $16.7 million gain composed of a $5.4 million gain realized on purchasing drilling credits from a third party, and an $11.3 million gain resulting from a property disposition where the proceeds received consisted of $17.0 million of drilling credits.

GAIN ON EQUITY INVESTMENT

Pengrowth and Monterey completed a business acquisition on September 15, 2010 as described in Note 2 of the consolidated financial statements. Under the new accounting guidance for business combinations, Pengrowth was required to fair value it’s previously held equity investment in Monterey and as a result, a non-cash gain of $73.8 million arising from the difference between the fair value and the book value of this investment prior to the acquisition was recorded in the consolidated statements of income. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

THIRD QUARTER RESULTS

PENGROWTH

TAXES

In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.

Bill C-52 Budget Implementation Act 2007

Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate (the “SIFT tax”). These distributions will be treated as dividends to the trust unitholders.

Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). As of September 30, 2010 Pengrowth may issue an additional $3.4 billion of equity in total for 2010, under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.

Based on existing tax legislation, the SIFT tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax would reduce the amount of cash available for distribution to unitholders should Pengrowth remain a trust.

Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Pengrowth currently anticipates converting to a dividend paying corporation on December 31, 2010. Pengrowth has available tax pool balances of approximately $2.9 billion at September 30, 2010, which will be used to reduce any corporate cash taxes otherwise payable.

Future Income Taxes

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the quarter-ended September 30, 2010, Pengrowth recorded a future tax reduction of $11.9 million. The future income tax reduction includes approximately $17.4 million related to the taxable income at the trust level where both the income tax and future tax liabilities are currently the responsibility of the unitholders, offset by temporary differences relating to unrealized risk management gains. See Note 7 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Nine months ended
$ millions	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt	32.1	(42.9)	79.8	19.7	127.4
Unrealized foreign exchange (loss) gain on translation of U.K. pound sterling denominated debt	(1.3)	(2.5)	10.1	4.1	3.2
	30.8	(45.4)	89.9	23.8	130.6
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	(0.2)	3.2	(9.4)	(3.6)	0.5
Total Unrealized foreign exchange gain (loss)	30.6	(42.2)	80.5	20.2	131.1
Realized foreign exchange gain (loss)	0.5	(2.5)	1.1	(2.0)	0.6

The total unrealized foreign exchange gain in the third quarter was $30.6 million compared to an unrealized foreign exchange loss of $42.2 million and an unrealized foreign exchange gain of $80.5 million in the second quarter 2010 and third quarter 2009, respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the company’s foreign denominated term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated debt from one quarter end to another. The unrealized foreign exchange gain this quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since June 30, 2010.

THIRD QUARTER RESULTS

PENGROWTH

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Nine months ended
($ millions)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Depletion and depreciation	128.8	134.4	147.2	397.0	447.1
$ per boe	19.25	19.56	20.48	19.49	20.42
Accretion	5.8	5.8	7.0	17.2	20.6
$ per boe	0.87	0.83	0.97	0.84	0.94

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. The reduced capital program in 2009 which contributed to a declining cost base and lower production volumes were the main reasons for the decrease in depletion expense period over period. The depletion rate decreased from the second quarter of 2010 due mainly to reserve additions from the Monterey acquisition which closed late in the quarter.

Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion expense decreased comparing the third quarter of 2010 with the third quarter of 2009 primarily as a result of a revision that occurred at the end of the fourth quarter 2009 which reduced the ARO liability.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

In the third quarter of 2010, the inflation rate used to calculate the ARO was reduced from two percent per annum to one and one half percent per annum based on historical price inflation. The inflation rate is based on current expectations and experience. The change in estimate was made on a prospective basis and resulted in a reduction of $22.5 million to the ARO liability in the period, a corresponding adjustment was made to the related asset. Pengrowth has estimated the net present value of its total ARO to be $283 million as at September 30, 2010 (December 31, 2009 – $289 million), based on a total escalated future liability of $1.7 billion (December 31, 2009 – $2.0 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2039 and 2056. A credit adjusted risk free rate of eight percent was used to calculate the net present value of the ARO.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through September 30, 2010, Pengrowth spent $12.1 million on abandonment and reclamation (September 30, 2009 – $11.1 million). Pengrowth expects to spend approximately $20 million in 2010 on reclamation and abandonment, excluding contributions to remediation trust funds.

WORKING CAPITAL

The working capital deficiency, including the current portion of long term debt, decreased at September 30, 2010 by $110.2 million compared to September 30, 2009. The change in working capital is primarily attributable to the repayment of the US $150 million term notes on April 23, 2010. The repayment of the U.S. term notes were financed with the issuance of new U.S. dollar term notes in May 2010.

THIRD QUARTER RESULTS

PENGROWTH

Financial Resources and Liquidity

As at ($ thousands) :	Sept 30, 2010	Dec 31, 2009	Sept 30, 2009
Term credit facilities	$–	$60,000	$402,000
Senior unsecured notes (1)	1,019,485	847,599	862,174
Current portion of long term debt	–	157,546	160,397
Convertible debentures	–	74,828	74,850
Total outstanding debt	1,019,485	1,139,973	1,499,421
Working capital (excess) deficiency excluding current portion of long term debt	75,239	59,461	25,052
Total debt including convertible debentures	$1,094,724	$1,199,434	$1,524,473
Total debt excluding convertible debentures	$1,094,724	$1,124,606	$1,449,623

Twelve months trailing EBITDA:	Sept 30, 2010	Dec 31, 2009	Sept 30, 2009
Net income	$278,843	$84,853	$183,018
Add:
Interest and financing charges	$69,086	$80,274	$84,654
Future tax reduction	$(88,247)	$(142,945)	$(71,393)
Depletion, depreciation, amortization and accretion	$565,614	$619,032	$632,501
Other non-cash (income) expenses	$(41,234)	$44,482	$(132,372)
EBITDA	$784,062	$685,696	$696,408
Total debt including convertible debentures to EBITDA	1.4	1.7	2.2
Total debt excluding convertible debentures to EBITDA	1.4	1.6	2.1
Total Capitalization including convertible debentures (2) (3)	$4,241,507	$3,935,174	$4,008,746
Total Capitalization excluding convertible debentures (2) (3)	$4,241,507	$3,860,346	$3,933,896
Total debt including convertible debentures as a percentage of total capitalization (2)	25.8%	30.5%	38.0%
Total debt excluding convertible debentures as a percentage of total capitalization (2)	25.8%	29.1%	36.8%

(1)	Non-current portion of long term debt.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Total capitalization includes total outstanding debt plus Unitholders Equity.

(Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

Term Credit Facilities

At September 30, 2010, Pengrowth had a $1.2 billion revolving credit facility which was reduced by $18 million in outstanding letters of credit. This credit facility is provided by a syndicate of seven Canadian and four foreign banks and expires on June 15, 2011. Pengrowth also maintains a $50 million demand operating facility with one Canadian bank which is reduced by borrowings of $26 million and $5 million in outstanding letters of credit. Together these two facilities provided Pengrowth with $1.2 billion of readily available credit at September 30, 2010.

Effective October 29, 2010 Pengrowth renewed the terms and extended the maturity date of its syndicated revolving credit facility to October 29, 2013. The renewed credit facility is comprised of a $1.0 billion committed revolving credit facility with up to a $250 million expansion feature. In total, the renewed credit facility provides Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks.

Senior Unsecured Notes

On April 23, 2010, US$150 million in senior unsecured notes matured resulting in the realization of a $66 million foreign exchange gain previously recognized. The maturity was temporarily funded with borrowings from the revolving credit facility until Pengrowth closed a new issue of US$187 million senior unsecured notes on May 11, 2010. The new notes were issued in two tranches of US$71.5 million due May 2015 and US$115.5 million due May 2020 bearing interest at 4.67 and 5.98 percent respectively.

Convertible Debentures

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures.

THIRD QUARTER RESULTS

PENGROWTH

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding 12 months, and at September 30, 2010. All loan agreements are filed on SEDAR (www.sedar.com) as “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or distributions. Details of these measures are included in Note 19 to the December 31, 2009, audited consolidated financial statements.

Distribution Reinvestment Plan

Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the period ended September 30, 2010, 1.5 million trust units were issued for cash proceeds of $15.5 million under the DRIP compared to 2.5 million trust units for cash proceeds of $21.2 million at September 30, 2009.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the audited consolidated financial statements for the year ended December 31, 2009, for a description of the accounting policies for financial instruments. Please see Note 15 to the September 30, 2010 financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

THIRD QUARTER RESULTS

PENGROWTH

CASH FLOW AND DISTRIBUTIONS

The following table provides cash flow from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flow from operating activities:

	Three months ended			Nine months ended
($ thousands, except per trust unit and ratios)	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Cash flow from operating activities	159,926	161,550	162,915	468,212	401,417
Net (loss) income	125,632	(6,128)	78,290	228,320	34,330
Distributions declared	65,254	61,175	72,235	187,466	226,973
Distributions declared per trust unit	0.21	0.21	0.27	0.63	0.87
Excess of cash flow from operating activities over distributions declared	94,672	100,375	90,680	280,746	174,444
Per trust unit	0.32	0.34	0.35	0.96	0.68
Surplus (Shortfall) of net income (loss) over distributions declared	60,378	(67,303)	6,055	40,854	(192,643)
Per trust unit	0.20	(0.23)	0.02	0.14	(0.75)
Ratio of distributions declared over cash flow from operating activities	41%	38%	44%	40%	57%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would expect distributions plus capital expenditures to not exceed cash flow from operating activities. In the event distributions plus capital expenditures exceed cash flow from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flow from operating activities.

Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference has historically not been sufficient to fund the capital spending required to fully replace production. To fully replace production we would require additional capital which would be funded by additional amounts withheld from distributions, equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital. Forecasted capital spending in 2010 of $350 million, before drilling credits, will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not replaced in the future by successful capital programs or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to repay debt, fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.

Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 15 to the financial statements.

The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. To maintain its financial flexibility, Pengrowth reduced its monthly distributions in October 2009 to $0.07 per trust unit. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount of distribution may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.

THIRD QUARTER RESULTS

PENGROWTH

Cash distributions are generally paid to unitholders on or about the 15th day of the month. Pengrowth both paid and declared $0.21 per trust unit as cash distributions in each of the first, second and third quarters of 2010.

TAXABILITY OF DISTRIBUTIONS

In 2010, 100 percent of Pengrowth’s 2010 distributions are anticipated to be taxable to Canadian residents. Distributions paid to U.S. residents are treated as dividends. Distributions to U.S. residents are currently subject to a 15 percent Canadian withholding tax. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2010, 2009 and 2008.

2010	Q1	Q2	Q3
Oil and gas sales ($000’s)	358,131	336,957	317,505
Net income/(loss) ($000’s)	108,816	(6,128)	125,632
Net income/(loss) per trust unit ($)	0.37	(0.02)	0.42
Net income/(loss) per trust unit – diluted ($)	0.37	(0.02)	0.42
Cash flow from operating activities ($000’s)	146,736	161,550	159,926
Distributions declared ($000’s)	61,037	61,175	65,254
Distributions declared per trust unit ($)	0.21	0.21	0.21
Daily production (boe)	75,627	75,517	72,704
Total production (mboe)	6,806	6,872	6,689
Average realized price ($ per boe)	52.49	48.75	47.07
Operating netback ($ per boe)	27.58	27.16	26.12

2009	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	322,973	335,634	325,264	359,296
Net income/(loss) ($000’s)	(54,232)	10,272	78,290	50,523
Net income/(loss) per trust unit ($)	(0.21)	0.04	0.30	0.18
Net income/(loss) per trust unit – diluted ($)	(0.21)	0.04	0.30	0.18
Cash flow from operating activities ($000’s)	94,386	144,116	162,915	149,933
Distributions declared ($000’s)	77,212	77,526	72,235	60,880
Distributions declared per trust unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	23.87	26.28	24.72	26.63

2008	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	457,606	550,623	518,662	392,158
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit – diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($000’s)	216,238	267,874	273,597	154,807
Distributions declared ($000’s)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe)	33.62	42.15	37.48	26.23

THIRD QUARTER RESULTS

PENGROWTH

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to plant turnarounds and unscheduled maintenance in the second and third quarters of both 2009 and 2008 partly offset by a property acquisition in the fourth quarter of 2008. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) in 2010, 2009 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however it does reflect the impact of changes in operating and general and administrative costs.

BUSINESS RISKS

The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.

•

Changes to accounting policies, including the implementation of IFRS may result in significant adjustments to equity and/or net income which could increase the risk of failing a financial covenant contained within Pengrowth’s lending agreements.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

THIRD QUARTER RESULTS

PENGROWTH

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

Risks associated with Corporate Structure and Strategy

•

The value creation strategy announced in 2009, including increasing levels of capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for distribution to unitholders. In such an event, the market value of the trust units may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

On October 20, 2010, Pengrowth announced that the Board of Directors has approved the conversion of Pengrowth Energy Trust to a new dividend paying corporation. Subject to receipt of all necessary approvals, this conversion is expected to be completed on December 31, 2010 pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

Effective October 29, 2010 Pengrowth renewed the terms and extended the maturity date of its syndicated revolving credit facility to October 29, 2013. The renewed credit facility is comprised of a $1.0 billion committed revolving credit facility with up to a $250 million expansion feature. In total the renewed credit facility provides Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks.

Subsequent to September 30, 2010, Pengrowth has entered into additional fixed price commodity sales contracts with third parties see Note 16 to the financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

What is IFRS?

International Financial reporting Standards (“IFRS”) are a set of accounting standards developed by the International Accounting Standards Board. The goal of IFRS is to provide a global framework for how public companies prepare and disclose their financial

THIRD QUARTER RESULTS

PENGROWTH

statements. IFRS provides general guidance for the preparation of financial statements rather than setting rules for industry specific reporting. IFRS is now required or permitted in over 100 countries, including the European Union and much of the Pacific Rim. In the United States, the Securities and Exchange Commission has eliminated the IFRS/US GAAP reconciliation requirement for foreign filers, like Pengrowth, when fully implemented and audited.

IFRS Project Plan

Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm. Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors. Senior management and the Board of Directors have participated in IFRS sessions to gain an understanding of the relevant aspects of IFRS.

Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation.

•

Diagnostic – This phase involves performing a high-level review of the major differences between Canadian GAAP and IFRS and to identify information technology and business processes that may be impacted by the transition to IFRS.

Status – The diagnostic analysis was completed in mid-2008.

•

Design and planning – The results of the diagnostic were ranked according to complexity, time to complete and potential impact on the financial position and results of operations. A detailed plan was developed in order to address the issues identified and ranked in the diagnostic phase. The planning is updated and progress is reported to the Audit Committee on a regular basis.

Status – Pengrowth completed the initial design and planning in mid-2009. The planning is updated and progress is reported to the Audit Committee of the Board of Directors on a regular basis.

•

Solution development – In this phase, items identified in the diagnostic phase are addressed according to the priority assigned. This phase involves detailed analysis of the applicable IFRS standard in relation to current practice and development of alternative policy choices. In addition, certain potential differences are further investigated to assess whether there may be broader impact to Pengrowth’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the solution development phase will require the Audit Committee of the Board of Directors to review and approve significant accounting policy choices as recommended by the IFRS Steering Committee.

Status – Solution development began in late 2008 for classification of exploration and evaluation expenditures, depletion, cash generating units and impairment of capital assets, share based payments, business combinations, financial instruments, trust unit-holders equity and initial adoption of IFRS. Pengrowth has completed its analysis but not finalized its position regarding provisions (including ARO), income taxes and risk sharing arrangements (farm-outs, asset swaps, etc).

•

Implementation – Involves implementing all of the changes approved in the solution development phase and may include changes to accounting policies, information systems, business processes, modification to agreements and training of staff impacted by the conversion.

Status – Implementation for information technology changes began in 2009. Training for the IFRS Steering Committee members commenced in 2008. Internal education of the Audit Committee and key financial and accounting personnel began in the fourth quarter of 2009. Detailed implementation meetings involving internal personnel directly affected by IFRS also began in the fourth quarter of 2009. Continued training and implementation meetings are expected throughout 2010. We are currently in the implementation phase, including making systems and procedural changes necessary to produce 2010 IFRS comparative financial statements during 2010. The review of the expected changes in the 2010 IFRS financial statements, both internally and by our auditors, began in the second quarter of 2010 and is ongoing. The implementation phase is expected to conclude upon issuance of 2011 audited annual financial statements.

First-Time Adoption of IFRS

Publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), in full, and without modification, in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Pengrowth for the year ended December 31, 2010, including the opening IFRS balance sheet as of January 1, 2010.

THIRD QUARTER RESULTS

PENGROWTH

IFRS 1, “First-Adoption of International Financial Reporting Standards” (“IFRS 1”), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Pengrowth continues to review the potential adjustments to the January 1, 2010 opening IFRS balance sheet and the effects of transition to IFRS are subject to change. The most significant accounting policies that have been identified and the key differences that may impact the January 1, 2010 IFRS opening balance sheet are as follows:

Deemed Cost Exemption – Under Canadian full cost accounting, Pengrowth has historically accounted for exploration and development costs of oil and gas properties in the development and production phases in a single Canada wide full cost accounting pool. Under IFRS, exploration expenditures will be reclassified as intangible exploration assets. IFRS 1 contains an exemption that would allow Pengrowth to measure oil and gas assets at the date of transition as follows:

(i)	exploration and evaluation assets are reclassified from the full cost pool to intangible exploration assets at the amount that was recorded under Canadian GAAP; and

(ii)	the remaining full cost pool is allocated to the producing/development assets and components pro rata using reserve values or reserve volumes.

Pengrowth intends to make use of this exemption. The reclassification of exploration and evaluation assets is expected to result in a $68 million increase in intangible exploration assets with a corresponding decrease in property, plant and equipment at January 1, 2010. The remaining full cost pool will be allocated on the basis of total proved plus probable using reserve values and January 1, 2010 forecast pricing. The total value of exploration and producing oil and gas assets will remain unchanged.

Impairment of Property, Plant & Equipment (“PP&E”) assets – Pengrowth is required to assess the PP&E assets for impairment upon transition to IFRS. Currently, impairment of PP&E is assessed at a consolidated level under Canadian GAAP. Under IFRS, impairment of PP&E must be assessed at a more detailed level. Impairment calculations will be performed at the Cash Generating Unit (“CGU”) level, using the greater of fair value less costs to sell or the value in use. We do not currently expect to record any impairment of oil and gas assets on transition to IFRS.

Impairment of Goodwill – Pengrowth is required to assess goodwill for impairment upon transition to IFRS. Currently impairment of goodwill is assessed at a consolidated level under Canadian GAAP. Under IFRS, goodwill is identified with specific CGUs or group of CGUs and consequently impairment must be assessed at a more detailed level. Impairment testing of goodwill will be performed in relation to the individual CGU or groups of CGUs that the goodwill relates to. We do not currently expect to record any impairment of goodwill on transition to IFRS.

Business Combinations – IFRS 1 would allow Pengrowth to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. Pengrowth is expecting to use this IFRS 1 exemption and not restate any business combinations prior to the IFRS transition date of January 1, 2010. The IFRS policies for business combinations are converged with the new CICA Handbook section 1582 that are effective for business combinations completed on or after January 1, 2011; however, early adoption under Canadian GAAP is permitted. Early adoption would eliminate the majority of differences between Canadian GAAP, U. S. GAAP and IFRS for business combinations completed prior to December 31, 2010. Pengrowth has adopted CICA 1582, effective January 1, 2010. The acquisition of Monterey in the third quarter of 2010 is the first transaction affected by this change.

Provisions – Under IFRS, contract liabilities and decommissioning obligations are classified as provisions. Accounting for contract liabilities remains unchanged under IFRS. Decommissioning obligations, disclosed as asset retirement obligations under Canadian GAAP, are anticipated to be calculated using a risk free discount rate under IFRS, which is currently estimated to be four percent. In addition, the timing and cost estimates are being revised to reflect the best estimate of what Pengrowth would rationally pay to settle the obligation, as permitted under IFRS. The net effect of using a risk free discount rate, partly offset by revised timing and cost estimates is expected to result in an approximately $162 million or 56% increase to decommissioning liabilities as presented on the Balance Sheet. Under Canadian GAAP, Pengrowth used a credit adjusted risk free rate of 8%. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the increase to the decommission liabilities is required to be recognized directly in opening equity, resulting in a corresponding increase to the opening deficit estimated to be approximately $99 million, after tax. Clarification of the requirement to use a risk free discount rate is expected after the date of this MD&A but before the date of transition to IFRS.

Income Tax – Any changes to income tax reporting are expected to be predominantly caused by changes in the book value of assets and changes in tax rates applied, not due to the change in income tax accounting methodology. IFRS requires that all future taxes be disclosed as non-current assets or liabilities and designated as deferred taxes. In addition, as Pengrowth Energy Trust is classified as a mutual fund trust for Canadian tax purposes, the income tax assets and liabilities of the Trust must be tax effected using the top marginal rate of 39% upon transition to IFRS which is expected to result in a reduction to the future tax liability of $164 million.

THIRD QUARTER RESULTS

PENGROWTH

This adjustment, in addition to the tax affect of other IFRS opening balance sheet adjustments, is expected to result in a total reduction to future income taxes of approximately $226 million and a decrease to the deficit of approximately $219 million and an increase to equity of approximately $7 million upon transition. It is also anticipated that a significant portion of this transition adjustment will reverse through the income statement in the fourth quarter of 2010 as deferred tax expense upon Pengrowth’s conversion to a dividend paying corporation on December 31, 2010 as the Trust will no longer exist.

Financial Instruments – IFRS allows a one-time opportunity to re-examine the designation of financial instruments. Pengrowth expects to re-designate the Judy Creek Remediation Trust Fund from held-to-maturity to fair-value-through-profit-or-loss and the Private Company investment from available-for-sale to fair-value-through-profit-or-loss upon transition to IFRS and therefore record these assets at fair value. This would result in a $7.0 million increase to other assets at January 1, 2010 with a corresponding increase to opening deficit upon transition to IFRS. Future changes in the fair value would be recognized in income.

Trust Unit-Holders Equity – If unable to qualify for classification as equity, Pengrowth trust units would be classified as liabilities on the balance sheet. After a detailed review of Pengrowth’s trust indenture, we believe that Pengrowth’s equity is correctly classified. The significance of this issue is minimized as Pengrowth has announced its intention to convert to a dividend paying corporation on December 31, 2010.

Pengrowth has completed its initial assessment of the adoption of IFRS and anticipates changes to the January 1, 2010 opening balance sheet as noted below. Management has not yet finalized its accounting policies and as such the expected opening balance sheet may change. In addition, due to potential changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A. The effects of transition to IFRS on Provisions and Deferred Income Taxes, in particular, may be subject to change due to uncertainty over discount rates, future expected costs and treatment of temporary tax differences within Pengrowth Energy Trust.

Preliminary Reconciliation of the Opening Balance Sheet items impacted by IFRS, as of January 1, 2010:

($ thousands)	Cdn GAAP	Reclassification upon transition to IFRS	Effect of transition to IFRS	IFRS
FUTURE INCOME TAX ASSETS (d)	969	(969)		–
OTHER ASSETS (c)	46,027		6,984	53,011
DEFERRED INCOME TAXES (d)		(180,671)	225,991	45,320
PROPERTY, PLANT AND EQUIPMENT (a)	3,789,369	(67,597)		3,721,772
INTANGIBLE EXPLORATION ASSETS (a)		67,597		67,597

CURRENT PORTION OF CONTRACT LIABILITIES (b)	1,728	(1,728)		–
CURRENT PORTION OF PROVISIONS (b)		21,227		21,227
CONTRACT LIABILITIES (b)	7,952	(7,952)		–
PROVISIONS (b)	–	277,249	161,815	439,064
ASSET RETIREMENT OBLIGATIONS (b)	288,796	(288,796)		–
FUTURE INCOME TAXES (d)	181,640	(181,640)		–
TRUST UNITHOLDERS’ CAPITAL (e)	4,920,945		6,379	4,927,324
DEFICIT (e)	(2,144,521)		64,781	(2,079,740)

(a)	IFRS 1 election for full cost oil and gas entities

Pengrowth expects to elect an IFRS 1 exemption whereby the Canadian GAAP full cost pool will be measured upon transition to IFRS as follows:

(i)	exploration and evaluation assets are reclassified from the full cost pool to intangible exploration assets at the amount that was recorded under Canadian GAAP; and

(ii)	the remaining full cost pool is allocated to the producing/development assets and components pro rata using total proved plus probable reserve values and January 1, 2010 forecasted prices.

This would result in a $68 million increase in intangible exploration assets with a corresponding decrease in property, plant and equipment.

(b)	Provisions

Under IFRS, contract liabilities and decommissioning obligations are classified as provisions.

Accounting for contract liabilities remains unchanged under IFRS.

THIRD QUARTER RESULTS

PENGROWTH

Decommissioning obligations, disclosed as asset retirement obligations under Canadian GAAP, are anticipated to be calculated using a risk free discount rate under IFRS, which is currently estimated to be four percent. In addition, the timing and cost estimates are being revised to reflect the best estimate of what Pengrowth would rationally pay to settle the obligation, as permitted under IFRS. The net effect of using a risk free discount rate, partly offset by revised timing and cost estimates is expected to result in an approximately $162 million or 56% increase to decommissioning liabilities as presented on the Balance Sheet. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the increase to the decommission liabilities is required to be recognized directly in opening equity, resulting in a corresponding increase to the opening deficit. In the absence of the use of this IFRS 1 election for full cost oil and gas entities, the increase in the decommissioning liability would be recognized as an increase to the net book value of the related assets, resulting in an increase to property, plant and equipment of $162 million. In addition, $19 million of these expenditures are expected to be made in 2010 and are thus classified as current liabilities.

Clarification of the requirement to use a risk free discount rate is expected after the date of this MD&A but before the date of transition to IFRS.

The estimated effect on Provisions of the implementation of IFRS, assuming the use of a four percent discount rate, can be quantified as follows (amounts below in $ thousands):

Increase in Decommissioning Liabilities	$161,815
Tax Effect	(63,108)
Increase to opening deficit	$98,707

(c)	Other assets

Pengrowth expects to re-designate the Judy Creek Remediation Trust Fund from held-to-maturity to fair-value-through-profit-or-loss and the Private Company Investment from available-for-sale to fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. This would result in a $7.0 million increase to other assets at January 1, 2010 with a corresponding decrease to opening deficit upon transition to IFRS. Future changes in the fair value would be recognized in income.

The estimated effect on Other Assets of the implementation of IFRS can be quantified as follows (amounts stated below in $ thousands):

Increase in Other Assets	$6,984
Tax Effect	(891)
Decrease to opening deficit	$6,093

(d)	Deferred income taxes

Under IFRS, deferred income taxes are reported as a non-current liability resulting in a reclassification of the $1.0 million deferred tax asset to long term deferred tax liabilities at January 1, 2010.

The change in the net present value of the decommissioning liability is expected to result in a $63 million decrease in the deferred tax liability. The change in the carrying value of the Judy Creek remediation fund and Private Company investment is expected to result in a $1 million increase in the deferred tax liability. As Pengrowth Energy Trust is a flow-through entity that pays all of its taxable income to the unit-holders, the temporary tax difference of Pengrowth Energy Trust under IFRS must be tax affected at the top marginal tax rate in Canada resulting in a reduction of the deferred tax liability of $164 million and a resulting decrease in the opening deficit of $157 million and an increase to trust unitholders capital of $7 million. A significant portion of this tax recovery is expected to reverse through the income statement as deferred tax expenses in the fourth quarter of 2010 upon conversion to a dividend paying corporation which is currently expected to occur on December 31, 2010.

The estimated effect on Deferred Income Taxes of the implementation of IFRS can be quantified as follows (amounts stated below in $ thousands):

Decrease in tax liability due to increase in provisions	$63,108
Increase in tax liability due to increase in other assets	(891)
Decrease in tax liability due to changes to book value of net assets	$62,217
Decrease in tax liability due to changes in effective tax rate	163,774
Decrease in opening deferred tax liability	$225,991

Cdn GAAP Future Tax Liability	$(180,671)
Decrease in opening deferred tax liability	225,991
IFRS Deferred Tax Asset	$45,320

THIRD QUARTER RESULTS

PENGROWTH

(e)	Opening Deficit

Under IFRS 1 – First Time Adoption of International Financial Reporting Standards (“IFRS 1”) most changes to the January 1, 2010 opening balance sheet are applied retrospectively through opening deficit. This includes changes to Provisions, Other Assets and Deferred Taxes as described above.

The estimated effect on the Opening Deficit of the implementation of IFRS can be quantifies as follows (amounts stated below in $ thousands):

Increase due to increase to provisions	$98,707
Decrease due to increase to other assets	(6,093)
Decrease in tax liability due to changes in effective tax rate	(157,395)
Decrease to opening deficit	$(64,781)
Increase to trust unitholders’ capital due to change in effective tax rate	$6,379

Ongoing IFRS differences post first time adoption

In addition to the IFRS differences affecting the January 1, 2010 opening balance sheet, Pengrowth continues to review the potential adjustments to ongoing application of IFRS after the initial transition. Due to potential changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A. The most significant ongoing accounting policies that have been identified and the key differences that may impact the financial statements as follows:

•

Accounting for Exploration and Evaluations (“E&E”) expenditures – Upon transition to IFRS, Pengrowth will reclassify E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet. This will be comprised of the book value of Pengrowth’s unproven properties of approximately $68 million that was excluded from Depletion at December 31, 2009 (see note 6 to the audited annual financial statements) and is expected to increase through 2010 due to expenditures on exploration and evaluation activities and the acquisition of additional exploration and evaluation properties. E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset. The majority of the property, plant and equipment acquired in the Monterey acquisition is allocated to unproven and development properties, which is expected to significantly increase the net book value of E&E assets as of September 30, 2010.

•

Impairment of PP&E assets – Impairment of PP&E is currently assessed at a single consolidated level using an annual ceiling test. Under IFRS, impairment of PP&E must be assessed at a more detailed level whenever there is an indication of impairment such as changes in commodity prices or operational performance. Under IFRS, impairment calculations will be performed at the Cash Generating Unit level, using the greater of fair value less costs to sell or the value in use. This may result in more frequent impairments of assets under IFRS given the smaller size of the entity or CGU being evaluated.

•

Calculation of Depletion Expense – Pengrowth currently calculates depletion of oil and gas assets on a consolidated basis based on total production and total proved reserves. Under IFRS, depletion will be calculated at a more detailed level and at least at the level of cash generating units. In addition, under IFRS Pengrowth has chosen to use total proven plus probable reserves for its depletion calculation. The use of total proven plus probable reserve base for calculating depletion would be expected to result in a decrease to the consolidated depletion expense of approximately $4.25 to $4.75 per boe of production or $28 million to $33 million per quarter.

•

Risk Sharing Arrangements and Dispositions – Risk sharing arrangements where Pengrowth cedes a portion of its working interest to a partner are generally considered disposals of property, plant and equipment under IFRS. Canadian full cost accounting guidelines require that no gain or loss be recorded on these or other dispositions where the change in consolidated depletion is less than 20 percent. No such guidance exists under IFRS. As a result, it is expected that Pengrowth will record gains or losses on these transactions under IFRS. The significance of these gains or losses will be dependant on the details of specific transactions and cannot be reasonably quantified. The first transaction identified, the previously disclosed GORR sale in Q1 2010, is expected to result in a gain of approximately $8 million as compared to no gain under current GAAP.

•

Financial Covenants – Pengrowth has analyzed the impact of IFRS on financial covenants and financing relationships. The primary impact will be an increase in the debt-to-equity ratio as a result of the IFRS opening balance sheet adjustments to the deficit. Pengrowth nonetheless expects to be fully compliant with all financial debt covenants upon transition to IFRS.

•

Compensation Arrangements – Pengrowth does not expect any material changes to compensation arrangements due to the transition to IFRS. Pengrowth has reviewed internal compensation arrangements and determined that the anticipated changes to financial measures as a result of IFRS will not directly affect any of these compensation arrangements.

THIRD QUARTER RESULTS

PENGROWTH

In addition to the accounting policy differences, Pengrowth’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures and IT systems as follows:

•

Internal controls over financial reporting – As the review of Pengrowth’s accounting policies is completed, an assessment will be made to determine changes required for internal controls over financial reporting. For example, additional controls will be implemented for the IFRS 1 changes and preparation of comparative information. This will be an ongoing process in 2010 to ensure that changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•

Disclosure controls and procedures – Throughout the transition process, Pengrowth will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that stakeholders are kept apprised.

•

IT Systems – Pengrowth has completed most of the system modifications required for IFRS reporting. Pengrowth’s IT systems did not require significant modifications to track PP&E and E&E at a more detailed level within the financial reporting systems. Pengrowth’s IFRS staff continues to work with IT and operational staff to ensure all costs are captured and recorded in a manner consistent with IFRS depletion, impairment cost center groupings and accounting for asset retirement obligations. Insignificant changes to procedures and systems outside the accounting and finance department have been made. Changes were also made to allow Pengrowth to account for certain transactions and prepare Canadian GAAP and IFRS financial statements in 2010. Additional systems modifications may be required.

Pengrowth continues to make progress on its IFRS convergence plan and management believes that Pengrowth will be in a position to prepare IFRS financial statements in the first quarter of 2011. Pengrowth has not made any final determination as to what options it may select upon conversion to IFRS. Changes in financial reporting under some options may be significantly different. The final decisions are subject to the approval of Pengrowth’s Audit Committee and Board of Directors and the concurrence of Pengrowth’s auditors. Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group composed of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of a peer group of income trusts.

RECENT ACCOUNTING PRONOUNCEMENTS

As of January 1, 2010, Pengrowth adopted the following new Canadian standards:

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition. In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income. The adoption of this standard impacts the accounting treatment of business combinations entered into or after January 1, 2010.

CICA 1601 “Consolidated Financial Statements”, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Pengrowth’s financial statements.

CICA 1602 “Non-controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard had no impact on the consolidated financial statements.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended September 30, 2010, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before September 30, 2010, and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended September 30, 2010, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

THIRD QUARTER RESULTS

PENGROWTH

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

	As at September 30, 2010	As at December 31, 2009
ASSETS
CURRENT ASSETS
Cash and term deposits	$1,255	$–
Accounts receivable	159,245	182,342
Fair value of risk management contracts (Note 15)	47,084	14,001
Future income taxes (Note 7)	–	969
	207,584	197,312
FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 15)	4,780	–
OTHER ASSETS (Note 3)	45,737	46,027
PROPERTY, PLANT AND EQUIPMENT	4,113,442	3,789,369
GOODWILL	709,212	660,896
TOTAL ASSETS	$5,080,755	$4,693,604

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$26,000	$11,563
Accounts payable and accrued liabilities	195,230	185,337
Distributions payable to unitholders	44,829	40,590
Fair value of risk management contracts (Note 15)	2,534	17,555
Future income taxes (Note 7)	12,540	–
Contract liabilities	1,690	1,728
Current portion of long-term debt (Note 5)	–	157,546
	282,823	414,319
FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 15)	20,850	23,269
CONTRACT LIABILITIES	6,694	7,952
CONVERTIBLE DEBENTURES (Note 4)	–	74,828
LONG TERM DEBT (Note 5)	1,019,485	907,599
ASSET RETIREMENT OBLIGATIONS (Note 6)	282,597	288,796
FUTURE INCOME TAXES (Note 7)	246,284	181,640

TRUST UNITHOLDERS’ EQUITY
Trust unitholders’ capital (Note 8)	5,250,112	4,920,945
Exchangeable Shares (Note 8)	54,845	–
Equity portion of convertible debentures (Note 4)	–	160
Contributed surplus (Note 8)	20,732	18,617
Deficit (Note 10)	(2,103,667)	(2,144,521)
	3,222,022	2,795,201

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$5,080,755	$4,693,604

SUBSEQUENT EVENTS (Notes 5 and 16)

See accompanying notes to the consolidated financial statements.

THIRD QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Stated in thousands of dollars, except per trust unit amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
REVENUES
Oil and gas sales	$317,505	$325,264	$1,012,593	$983,871
Unrealized (loss) gain on commodity risk management (Note 15)	(898)	(5,609)	59,478	(133,625)
Processing and other income	4,377	3,953	14,795	14,607
Royalties, net of incentives	(55,281)	(49,671)	(191,831)	(136,608)
NET REVENUE	265,703	273,937	895,035	728,245
EXPENSES
Operating	84,881	93,319	262,963	290,428
Transportation	3,537	3,740	11,485	9,369
Amortization of injectants for miscible floods	3,492	4,839	12,011	15,557
Interest and financing charges	17,061	19,437	50,848	62,036
General and administrative	10,923	13,693	39,770	48,095
Management fee	–	–	–	2,793
Realized foreign exchange (gain) loss (Note 11)	(489)	(1,073)	2,039	(638)
Unrealized foreign exchange gain (Note 11)	(30,579)	(80,535)	(20,176)	(131,109)
Depletion, depreciation and amortization	128,771	147,181	396,980	447,081
Accretion (Note 6)	5,894	6,989	17,245	20,563
Gain on equity investment (Note 2)	(73,756)	–	(73,756)	–
Other expenses (income)	2,220	3,112	(12,253)	4,879
	151,955	210,702	687,156	769,054
INCOME (LOSS) BEFORE TAXES	113,748	63,235	207,879	(40,809)
Future income tax reduction (Note 7)	(11,884)	(15,055)	(20,441)	(75,139)
NET INCOME AND COMPREHENSIVE INCOME	$125,632	$78,290	$228,320	$34,330
Deficit, beginning of period	(2,164,045)	(2,140,219)	(2,144,521)	(1,941,521)
Distributions declared	(65,254)	(72,235)	(187,466)	(226,973)
DEFICIT, END OF PERIOD (Note 10)	$(2,103,667)	$(2,134,164)	$(2,103,667)	$(2,134,164)
NET INCOME PER TRUST UNIT (Note 13)
Basic	$0.42	$0.30	$0.78	$0.13
Diluted	$0.42	$0.30	$0.77	$0.13

See accompanying notes to the consolidated financial statements.

THIRD QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
CASH PROVIDED BY (USED FOR):
OPERATING
Net income and comprehensive income	$125,632	$78,290	$228,320	$34,330
Depletion, depreciation and accretion	134,665	154,170	414,225	467,644
Future income tax reduction (Note 7)	(11,884)	(15,055)	(20,441)	(75,139)
Contract liability amortization	(432)	(619)	(1,296)	(1,862)
Amortization of injectants	3,492	4,839	12,011	15,557
Purchase of injectants	(2,103)	(1,671)	(8,971)	(8,351)
Expenditures on remediation (Note 6)	(3,712)	(3,832)	(12,103)	(11,056)
Unrealized foreign exchange gain (Note 11)	(30,579)	(80,535)	(20,176)	(131,109)
Unrealized loss (gain) on commodity risk management (Note 15)	898	5,609	(59,478)	133,625
Trust unit based compensation (Note 9)	248	2,513	5,552	8,698
Non-cash gain on equity investment (Note 2)	(73,756)	–	(73,756)	–
Other items	1,014	978	1,344	2,801
Changes in non-cash operating working capital (Note 12)	16,443	18,228	2,981	(33,721)
	159,926	162,915	468,212	401,417
FINANCING
Distributions paid (Note 10)	(61,217)	(77,687)	(183,227)	(267,857)
Bank indebtedness (repayment)	26,000	(2,242)	14,437	(266)
Repayment of Monterey bank debt (Note 2)	(41,883)	–	(41,883)	–
Repayment of long term debt (Note 5)	–	(48,000)	(211,600)	30,000
Private placement of term notes, net (Note 5)	(18)	–	189,902	–
Redemption of convertible debentures (Note 4)	–	–	(76,610)	–
Proceeds from issue of trust units	7,046	13,256	17,989	29,465
	(70,072)	(114,673)	(290,992)	(208,658)
INVESTING
Expenditures on property, plant and equipment	(87,677)	(44,047)	(202,968)	(161,236)
Other property acquisitions	(17,352)	137	(20,043)	(10,376)
Proceeds on property dispositions	273	(356)	48,312	7,730
Other investments	–	–	(2,906)	–
Change in remediation trust funds	(770)	(1,626)	(4,445)	(5,451)
Change in non-cash investing working capital (Note 12)	12,147	(2,350)	6,085	(23,426)
	(93,379)	(48,242)	(175,965)	(192,759)
CHANGE IN CASH AND TERM DEPOSITS	(3,525)	–	1,255	–
CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	4,780	–	–	–
CASH AND TERM DEPOSITS AT END OF PERIOD	$1,255	$–	$1,255	$–

See accompanying notes to the consolidated financial statements.

THIRD QUARTER RESULTS

PENGROWTH

NOTES TO

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust (the “Trust”) have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements included the accounts of the Trust and its subsidiary Pengrowth Corporation (the “Corporation”), collectively referred to as “Pengrowth”, and have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2009 except as noted below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

CHANGE IN ACCOUNTING POLICIES

As of January 1, 2010, Pengrowth adopted the following new Canadian standards:

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition. In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income. The adoption of this standard impacts the accounting treatment of business combinations entered into or after January 1, 2010.

CICA 1601 “Consolidated Financial Statements”, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Pengrowth’s financial statements.

CICA 1602 “Non-controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard had no impact on the consolidated financial statements.

2.	MONTEREY ACQUISITION

Pengrowth and Monterey Exploration Ltd. (“Monterey”) completed a business combination (the “Combination”) whereby each Monterey securityholder elected to receive either: (i) 0.8298 of a Pengrowth trust unit or (ii) 0.8298 of an exchangeable share of the Corporation with each exchangeable share being exchangeable to a Pengrowth trust unit. The Combination closed on September 15, 2010 with Pengrowth acquiring 100% of the voting interest in Monterey and resulted in the issuance of 27,967,959 trust units of Pengrowth and 4,994,426 exchangeable shares of the Corporation to the former Monterey securityholders.

The trust units and exchangeable shares issued in the Combination were valued at $11.00 per trust unit/exchangeable share based on the closing trading price of the trust units on the date of the Combination. Prior to the Combination, Pengrowth held approximately nine million common shares or approximately 20 percent of the outstanding common shares of Monterey. Under the new Canadian accounting standards for business combinations adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

THIRD QUARTER RESULTS

PENGROWTH

The Combination was accounted for as an acquisition of Monterey by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Allocation of Purchase Price:
Property, plant and equipment	$570,367
Goodwill	48,316
Bank debt	(41,883)
Asset retirement obligations	(7,888)
Working capital deficit	(25,667)
Future income taxes	(98,594)
$444,651
Consideration:
Pengrowth trust units issued	$307,648
Pengrowth exchangeable shares issued	54,939
Fair value of previous equity investment	82,064
$444,651

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The property, plant and equipment acquired in the Combination includes approximately $49 million of producing assets and $521 million of unproven and development properties. The amount of the unproven and development properties have been excluded from the depletion calculation. The future income tax liability was determined based on applying Pengrowth’s effective future income tax rate of approximately 26 percent to the difference between the book and tax basis of the assets acquired. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of 1.5 percent, and a discount rate of eight percent. Transaction costs relating to legal and advisory fees incurred in the Combination of approximately $1.0 million were expensed in the period and included in Other Expenses (Income).

The acquisition of Monterey is consistent with Pengrowth’s strategic focus of acquiring and developing operated unconventional resource plays in the Western Canadian Sedimentary Basin. Pengrowth recognized goodwill of approximately $48 million in the Combination representing, in part, the value of establishing a new core area with resource assets in the Montney play. Pengrowth’s ability to increase this value beyond what Monterey could realize is partially a result of Pengrowth’s ability to fund the development of the necessary capital infrastructure with a lower cost of capital. Goodwill is also impacted by recognizing a future tax liability on the acquisition at an undiscounted amount as required under Canadian accounting standards. Goodwill is not deductible for tax purposes.

The consolidated financial statements include the results of operations and cash flows from Monterey subsequent to the closing date of September 15, 2010. The impact of the Combination on revenue and net income is not material for pro-forma disclosures. Final determination of the allocation of the purchase cost to the fair values of the assets and liabilities is still pending.

3.	OTHER ASSETS

	As at September 30, 2010	As at December 31, 2009
Remediation trust funds	$40,737	$34,837
Equity investment in Monterey Exploration Ltd. (Note 2)	–	5,039
Other investments	5,000	6,151
	$45,737	$46,027

REMEDIATION TRUST FUNDS

The Sable Offshore Energy Project (SOEP) remediation trust fund as at September 30, 2010 was $32.4 million (December 31, 2009 – $26.0 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the nine months ended September 30, 2010, the amount of unrealized gain related to the SOEP remediation trust fund was $1.5 million (September 30, 2009 – gain of $0.7 million), which was included in other expenses (income). As at September 30, 2010, the $8.3 million (December 31, 2009 – $8.8 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized when earned and included in other expenses (income).

OTHER INVESTMENTS

Pengrowth sold the remaining shares it held of a public corporation in January 2010 for proceeds of $1.1 million. Pengrowth continues to hold an investment in a private company.

THIRD QUARTER RESULTS

PENGROWTH

4.	CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date.

5.	LONG TERM DEBT

	As at September 30, 2010	As at December 31, 2009
U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$–	$157,546
50 million at 5.47 percent due April 2013	51,348	52,417
71.5 million at 4.67 percent due May 2015	73,169	–
400 million at 6.35 percent due July 2017	409,917	418,530
265 million at 6.98 percent due August 2018	271,429	277,138
115.5 million at 5.98 percent due May 2020	118,161	–
	$924,024	$905,631
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	80,461	84,514
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	–	60,000
Total long term debt	$1,019,485	$1,065,145
Current portion of long term debt due April 2010	–	(157,546)
Non-current portion of long term debt	$1,019,485	$907,599

SENIOR UNSECURED NOTES

On April 23, 2010, U.S. $150 million in senior unsecured notes matured resulting in the realization of a $66 million foreign exchange gain, previously recognized.

On May 11, 2010, Pengrowth closed a U.S. $187 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $71.5 million at 4.67 percent due May 2015 and U.S. $115.5 million at 5.98 percent due May 2020. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.2 million, were deducted from the carrying amount of the debt and are amortized to income over the expected term of the notes.

As of September 30, 2010, an unrealized cumulative foreign exchange gain of $31.9 million (September 30, 2009 – gain of $60.5 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of September 30, 2010, an unrealized cumulative foreign exchange gain of $33.3 million (September 30, 2009 – gain of $28.6 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

TERM CREDIT FACILITIES

Pengrowth has a committed unsecured $1.2 billion syndicated extendible revolving credit facility. The facility is covenant based and matures on June 15, 2011. Pengrowth has the option to extend this facility annually subject to lender approval or repay the entire balance upon maturity. Various borrowing options are available under the facility including prime rate based advances and bankers acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. The revolving facility was reduced by outstanding letters of credit in the amount of $17.9 million at September 30, 2010.

Effective October 29, 2010, Pengrowth renewed the terms and extended the maturity date of its syndicated revolving credit facility to October 29, 2013. The renewed credit facility is comprised of a $1.0 billion committed revolving credit facility with up to a $250 million expansion feature. In total, the renewed credit facility provides Pengrowth up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items.

THIRD QUARTER RESULTS

PENGROWTH

Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by borrowings of $26 million and outstanding letters of credit of $5.4 million at September 30, 2010. Borrowings under this facility are included in bank indebtedness on the balance sheet.

6.	ASSET RETIREMENT OBLIGATIONS (“ARO”)

In the third quarter of 2010, the estimated inflation rate used to calculate the ARO was reduced from two percent per annum to one and one half percent per annum based on historical price inflation. The change in estimate was made on a prospective basis and resulted in a reduction of $22.5 million to the ARO liability in the period with a corresponding adjustment made to the related asset.

	Nine months ended September 30, 2010	Year Ended December 31, 2009
ARO, beginning of period	$288,796	$344,345
Increase (decrease) in liabilities during the period related to:
Acquisitions	10,282	365
Dispositions	(171)	(2,195)
Additions	1,045	3,146
Revisions (1)	(22,497)	(66,500)
Accretion expense	17,245	27,677
Liabilities settled in the period	(12,103)	(18,042)
ARO, end of period	$282,597	$288,796

7.	INCOME TAXES

The Trust is a mutual fund trust as defined under the Income Tax Act (Canada). All taxable income earned by the Trust has been allocated to unitholders and such allocations are deducted for income tax purposes.

On June 22, 2007, the Canadian government implemented a new tax (the “SIFT tax”) on publicly traded income trusts and limited partnerships (Bill C-52 Budget Implementation Act). For existing income trusts and limited partnerships, the SIFT tax will be effective in 2011 unless certain rules related to “undue expansion” are not adhered to. As such, the Trust would not be subject to the new measures until the 2011 taxation year provided the Trust continues to meet certain requirements.

By applying the combined Canadian, Federal and Provincial statutory income tax rates, the following table reconciles the expected income tax reduction to the future income tax reduction:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Income (loss) before taxes	$207,879	$(40,809)
Combined federal and provincial tax rate	28.40%	29.50%
Expected income tax expense (reduction)	59,038	(12,039)
Net income of the Trust (1)	(52,042)	(67,096)
Changes in estimated pool balances	4,265	11,769
Unrealized gain on foreign exchange (2)	(3,532)	(19,307)
Effect of differences between statutory tax rate and future tax rate	(8,582)	5,744
Gain on equity investment	(20,949)	–
Other including stock based compensation (3)	1,361	5,790
Future income tax reduction	$(20,441)	$(75,139)

(1)	Relates to distributions of taxable income at the trust level for the nine months ended September 30, 2010 of $183.2 million x 28.40% (September 30, 2009 – $227.0 million x 29.56%) where the income tax liability is currently the responsibility of the unitholder.
(2)	Reflects the 50% non-taxable portion of unrealized foreign exchange gains.
(3)	Primarily expenses that are non-deductible for tax purposes and other adjustments.

THIRD QUARTER RESULTS

PENGROWTH

8.	TRUST UNITS

TOTAL TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
Trust Units Issued	Number of Trust Units	Amount	Number of Trust Units	Amount
Balance, beginning of period	289,834,790	$4,920,945	256,075,997	$4,588,587
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	257,607	2,966	416,043	5,741
Issued for cash on exercise of trust unit rights	444,138	2,767	299,684	1,918
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,543,539	15,491	3,026,166	26,319
Issued for the Monterey business combination (Note 2)	27,967,959	307,648	–	–
Issued on redemption of Exchangeable shares	8,502	94	–	–
Issued for cash under At The Market (ATM) Plan	–	–	1,169,900	10,723
Issued for cash on equity issue	–	–	28,847,000	300,009
Trust unit rights incentive plan (non-cash exercised)	–	471	–	346
Issue costs net of tax	–	(270)	–	(12,698)
Balance, end of period	320,056,535	$5,250,112	289,834,790	$4,920,945

EXCHANGEABLE SHARES

Pengrowth issued exchangeable shares in the Monterey acquisition described in Note 2. The exchangeable shares are exchangeable into Pengrowth trust units based on the exchange ratio in effect at the time of conversion. The exchange ratio increases with each cash distribution. The increase is calculated by multiplying the distribution per trust unit by the opening exchange ratio and dividing by the ten day weighted average trading price of the trust units on the Toronto Stock Exchange prior to the distribution record date. As of September 30, 2010, the exchange ratio was 1.00000.

Pengrowth has included the exchangeable shares in equity based on Canadian accounting standards that permit the inclusion of certain exchangeable shares in equity issued by income trusts.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
Exchangeable Shares Issued	Number of Exchangeable Shares	Amount	Number of Exchangeable Shares	Amount
Balance, beginning of period	–	$–	–	$–
Issued for the Monterey business combination (Note 2)	4,994,426	54,939	–	–
Redeemed for trust units	(8,502)	(94)	–	–
Balance, end of period	4,985,924	$54,845	–	$–

CONTRIBUTED SURPLUS

	Nine months ended September 30, 2010	Year Ended December 31, 2009
Balance, beginning of period	$18,617	$16,579
Trust unit rights incentive plan (non-cash expensed)	921	2,953
Deferred entitlement trust units (non-cash expensed)	4,631	5,172
Trust unit rights incentive plan (non-cash exercised)	(471)	(346)
Deferred entitlement trust units (non-cash exercised)	(2,966)	(5,741)
Balance, end of period	$20,732	$18,617

9.	TRUST UNIT BASED COMPENSATION PLANS

Pengrowth has in place several stock based compensation plans, some of which are in anticipation of its transition to a dividend paying corporation. Each plan has certain impacts on the reported unit based compensation expense.

THIRD QUARTER RESULTS

PENGROWTH

Effective May 11, 2010, up to four and a half percent of the issued and outstanding trust units, in aggregate, may be reserved for issuance under the Long Term Incentive Plans as described below.

Trust Unit Rights Incentive Plan

The Trust Unit Rights Incentive Plan is a compensation plan that provides the holder of the right the option to purchase trust units over a five year period at a price equal to the grant date price or at a reduced price that is calculated in accordance with the plan. Previous grants of rights under this plan are anticipated to be grandfathered upon conversion to a dividend paying corporation, however no further grants are currently anticipated under this plan.

Deferred Entitlement Units (DEUs)

A DEU is a time vested award entitling the holder of the award to receive trust units, plus deemed distributions reinvested, that are contingent upon the company’s performance relative to its peers. DEUs generally vest three years after the grant date.

Pengrowth currently utilizes the DEU plan for stock based compensation awards. The existing DEU plan permits special classes of DEUs to be granted that contain similar characteristics and vesting periods to those of the new long term incentive plans described below. Upon conversion to a dividend paying corporation, the new long term incentive plans will become effective. Awards of these special classes of DEUs are anticipated to convert to share based awards under the new long term incentive plans.

The fair value of the special class of DEUs granted in 2010 was estimated on the same basis as previous grants of DEUs. However as the vesting dates and estimated forfeitures of the special awards differ, the amount of the estimated stock based compensation expense related to these awards will be different from that of previously granted DEUs.

NEW LONG TERM INCENTIVE PLANS

On May 11, 2010, Pengrowth received shareholder approval to implement the following new long term incentive plans upon conversion to a dividend paying corporation:

a)	Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees, officers, or special consultants to receive shares, plus deemed dividends reinvested, that are contingent upon the company’s shareholder return relative to a peer group of companies. Each grant vests 3 years after issue.

b)	Restricted Share Units (RSUs)

An RSU is a time-vested award entitling employees, officers, or special consultants to receive shares, plus deemed dividends reinvested. One third of the RSUs vest on the first, second, and third anniversary dates from the date of grant.

c)	Deferred Share Units (DSUs)

A DSU is a notional share that vests immediately and is redeemable for shares for a period of time after the holder ceases to be a director, officer, employee, or special consultant of Pengrowth. The DSU plan is currently intended only for members of the Board of Directors.

DEUs

Pengrowth recorded compensation expense of approximately $4.6 million for the nine months ended September 30, 2010 (September 30, 2009 – $6.4 million) related to the DEU plan. Compensation expense associated with the DEUs granted in the nine months ended September 30, 2010 was based on the weighted average grant date fair value of $11.16 per DEU (September 30, 2009 –  $6.47 per DEU). For the nine months ended September 30, 2010, 257,607 trust units were issued (September 30, 2009 – 384,171 trust units) on redemption of vested DEUs.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
DEUs	Number of DEUs	Weighted average price	Number of DEUs	Weighted average price
Outstanding, beginning of period	2,291,469	$12.38	1,270,750	$19.38
Granted	1,376,958	$11.16	1,174,601	$6.55
Forfeited	(490,174)	$11.22	(120,637)	$12.63
Exercised	(459,074)	$18.82	(297,184)	$20.57
Deemed DRIP (1)	144,866	$11.29	263,939	$14.05
Outstanding, end of period	2,864,045	$10.91	2,291,469	$12.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.

THIRD QUARTER RESULTS

PENGROWTH

TRUST UNIT RIGHTS

As at September 30, 2010, rights to purchase 4,018,868 trust units were outstanding (December 31, 2009 – 5,455,598) that expire at various dates to March 18, 2015.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
Trust Unit Rights	Number of rights	Weighted average price	Number of rights	Weighted average price
Outstanding, beginning of period	5,455,598	$12.23	3,292,622	$16.78
Granted (1)	30,144	$11.22	2,958,378	$6.63
Forfeited	(1,022,736)	$12.67	(495,718)	$12.25
Exercised	(444,138)	$6.23	(299,684)	$6.40
Outstanding, end of period	4,018,868	$12.77	5,455,598	$12.23
Exercisable, end of period	3,357,714	$13.83	3,087,494	$14.95

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

Compensation expense relating to the rights was approximately $0.9 million for the nine months ended September 30, 2010 (September 30, 2009 – $2.3 million). Compensation expense associated with the trust unit rights granted in the nine months ended September 30, 2010 was based on the estimated fair value of $1.67 per trust unit right (September 30, 2009 – $1.11). The fair value of trust unit rights granted in the period was estimated at 15 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 2.8 percent, volatility of 47 percent, expected distribution yield of 19 percent per trust unit at time of issue and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

10.	DEFICIT

	As at September 30, 2010	As at December 31, 2009
Accumulated earnings	$2,384,361	$2,156,041
Accumulated distributions declared	(4,488,028)	(4,300,562)
	$(2,103,667)	$(2,144,521)

Historically, under its Royalty and Trust Indentures, Pengrowth distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

DISTRIBUTIONS PAID

Actual cash distributions paid for the nine months ended September 30, 2010 were $183.2 million (September 30, 2009 – $267.9 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

THIRD QUARTER RESULTS

PENGROWTH

11.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(32,111)	$(79,840)	$(19,664)	$(127,415)
Unrealized foreign exchange loss (gain) on translation of U.K. Pound Sterling denominated debt	1,300	(10,120)	(4,105)	(3,220)
	(30,811)	(89,960)	(23,769)	(130,635)
Unrealized loss (gain) on foreign exchange risk management contracts on U.K. Pound Sterling denominated debt	232	9,425	3,593	(474)
Unrealized foreign exchange gain	$(30,579)	$(80,535)	$(20,176)	$(131,109)

Realized foreign exchange (gain) loss	$(489)	$(1,073)	$2,039	$(638)
	$(31,068)	$(81,608)	$(18,137)	$(131,747)

12.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Accounts receivable	$18,965	$1,974	$36,551	$20,165
Accounts payable and accrued liabilities	(2,522)	16,458	(33,570)	(53,864)
Due from Pengrowth Management Limited	–	(204)	–	(22)
	$16,443	$18,228	$2,981	$(33,721)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Accounts receivable	$–	$–	$(5,205)	$–
Accounts payable and capital accruals	12,147	(2,350)	11,290	(23,426)
	$12,147	$(2,350)	$6,085	$(23,426)

CASH INTEREST AND FINANCING PAYMENTS

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Interest and financing charges	$24,520	$27,941	$58,396	$74,197

13.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Weighted average number of trust units – basic	297,005,109	259,262,540	292,773,395	257,995,930
Dilutive effect of trust unit rights and DEUs	1,960,501	2,083,756	2,018,287	1,535,645
Weighted average number of trust units – diluted	298,965,610	261,346,296	294,791,682	259,531,575

The weighted average number of exchangeable shares has been included in the basic weighted average number of trust units outstanding using the if converted method. For the three months ended September 30, 2010, 2.7 million trust units (September 30,

THIRD QUARTER RESULTS

PENGROWTH

2009 – 6.1 million) from the long term incentive plans were excluded from the diluted net income per unit calculation as their effect is anti-dilutive. For the nine months ended September 30, 2010, 2.5 million trust units (September 30, 2009 – 6.2 million) from the long term incentive plans were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

14.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness and working capital.

Pengrowth’s ability to issue trust units is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the “SIFT tax”). As of September 30, 2010 Pengrowth may issue $3.4 billion of equity in total for 2010 under the safe harbour provisions.

The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

As at:	September 30, 2010	December 31, 2009
Term credit facilities	$–	$60,000
Senior unsecured notes (1)	1,019,485	847,599
Working capital deficiency	75,239	217,007
Convertible debentures	–	74,828
Total debt including convertible debentures	$1,094,724	$1,199,434

(1)	Non-current portion of long term debt

15.	FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, power price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk

As at September 30, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	12,500	Oct 1, 2010 - Dec 31, 2010	$82.09 Cdn
WTI (1)	7,000	Jan 1, 2011 - Dec 31, 2011	$87.53 Cdn
WTI (1)	2,000	Jan 1, 2012 - Dec 31, 2012	$90.33 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu
Financial:
AECO	97,151	Oct 1, 2010 - Dec 31, 2010	$6.10 Cdn
Chicago MI (1)	5,000	Oct 1, 2010 - Dec 31, 2010	$6.78 Cdn
AECO	45,021	Jan 1, 2011 - Dec 31, 2011	$5.60 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.

THIRD QUARTER RESULTS

PENGROWTH

The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Commodity Risk Management Contracts	As at September 30, 2010	As at September 30, 2009
Current portion of unrealized risk management assets	$47,084	$52,471
Non-current portion of unrealized risk management assets	4,780	1,332
Current portion of unrealized risk management liabilities	(906)	(5,571)
Non-current portion of unrealized risk management liabilities	(514)	(17,165)
Total unrealized risk management assets at period end	$50,444	$31,067

	Three months ended September 30, 2010	Three months ended September 30, 2009
Total unrealized risk management assets at period end	$50,444	$31,067
Less: Unrealized risk management assets at beginning of period	51,342	36,676
Unrealized loss on risk management contracts for the period	$(898)	$(5,609)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Total unrealized risk management assets at period end	$50,444	$31,067
Less: Unrealized risk management (liabilities) assets at beginning of period	(9,034)	164,692
Unrealized gain (loss) on risk management contracts for the period	$59,478	$(133,625)

Commodity Price Sensitivity  –   Risk Management Contracts

Each Cdn $1 per barrel change in future oil prices would result in approximately $4.4 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at September 30, 2010 (September 30, 2009 – $6.2 million). Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately $6.9 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (September 30, 2009 – $14.5 million).

As of close September 30, 2010, the AECO spot price gas price was approximately $3.57 per mcf (September 30, 2009 – $3.75 per mcf), and the WTI prompt month price was U.S. $79.97 per barrel (September 30, 2009 – U.S. $70.61 per barrel).

Power Price Risk

As at September 30, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	20	Oct 1, 2010 - Dec 31, 2010	$47.66 Cdn
AESO	20	Jan 1, 2011 - Dec 31, 2011	$46.94 Cdn

The above power risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.

THIRD QUARTER RESULTS

PENGROWTH

The fair value of the power risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the power risk management contracts during the period is recognized as other expenses (income) on the statement of income as follows:

Power Risk Management Contracts	As at September 30, 2010	As at September 30, 2009
Current portion of unrealized risk management liabilities	(540)	–
Non-current portion of unrealized risk management liabilities	(42)	–
Total unrealized risk management liabilities at period end	$(582)	$–

	Three months ended September 30, 2010	Three months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(582)	$–
Less: Unrealized risk management assets at beginning of period	1,216	–
Unrealized loss on risk management contracts for the period	$(1,798)	$–

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(582)	$–
Less: Unrealized risk management (liabilities) assets at beginning of period	–	–
Unrealized loss on risk management contracts for the period	$(582)	$–

Power Price Sensitivity  –  Risk Management Contracts

Each Cdn $1 per mwh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts recorded in other expenses (income) on the statement of income.

Foreign Exchange Risk

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts at September 30, 2010 was a liability of approximately $21.4 million.

The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Foreign Exchange Risk Management Contracts	As at September 30, 2010	As at September 30, 2009
Current portion of unrealized risk management liabilities	$(1,088)	$(2,957)
Non-current portion of unrealized risk management liabilities	(20,294)	(15,296)
Total unrealized risk management liabilities at period end	$(21,382)	$(18,253)

	Three months ended September 30, 2010	Three months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(21,382)	$(18,253)
Less: Unrealized risk management liabilities at beginning of period	(21,150)	(8,828)
Unrealized loss on risk management contracts for the period	$(232)	$(9,425)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(21,382)	$(18,253)
Less: Unrealized risk management liabilities at beginning of period	(17,789)	(18,727)
Unrealized (loss) gain on risk management contracts for the period	$(3,593)	$474

THIRD QUARTER RESULTS

PENGROWTH

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2010	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management gain or loss	–	606

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2009	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	–	587

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth mitigates some of its exposure to interest rate risk by issuing fixed rate term notes.

Interest Rate Sensitivity

As at September 30, 2010, Pengrowth had no significant interest rate risk as all of the outstanding long term debt is based on fixed interest rates.

Summary of Risk Management Contracts

The following table provides the allocation between current and non-current assets and liabilities for all risk management contracts:

Balance Sheet as at September 30, 2010	Commodity risk management contracts	Power risk management contracts	Foreign exchange risk management contracts	Total
Current portion of unrealized risk management assets	$47,084	$–	$–	$47,084
Non-current portion of unrealized risk management assets	4,780	–	–	4,780
Current portion of unrealized risk management liabilities	(906)	(540)	(1,088)	(2,534)
Non-current portion of unrealized risk management liabilities	(514)	(42)	(20,294)	(20,850)
Total unrealized risk management assets (liabilities) as at September 30, 2010	$50,444	$(582)	$(21,382)	$28,480

Balance Sheet as at September 31, 2009	Commodity risk management contracts	Power risk management contracts	Foreign exchange risk management contracts	Total
Current portion of unrealized risk management assets	$14,001	$–	$–	$14,001
Current portion of unrealized risk management liabilities	(16,661)	–	(894)	(17,555)
Non-current portion of unrealized risk management liabilities	(6,374)	–	(16,895)	(23,269)
Total unrealized risk management assets (liabilities) as at September 30, 2009	$(9,034)	$–	$(17,789)	$(26,823)

THIRD QUARTER RESULTS

PENGROWTH

FAIR VALUE

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair Value Measurements Using:
As at September 30, 2010	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$40,737	$40,739	$40,739	$–	$–
Fair value of risk management contracts	51,864	51,864	–	51,864	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	924,024	1,066,164	–	1,066,164	–
Cdn dollar senior unsecured notes	15,000	16,109	–	16,109	–
U.K. Pound Sterling denominated unsecured notes	80,461	90,329	–	90,329	–
Fair value of risk management contracts	23,384	23,384	–	23,384	–

			Fair Value Measurements Using:
As at December 31, 2009	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$–	$–
Fair value of risk management contracts	14,001	14,001	–	14,001	–
Other Assets – investment in public company	1,151	1,151	1,151	–	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	–	963,136	–
Cdn dollar senior unsecured notes	15,000	15,164	–	15,164	–
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	–	89,724	–
Convertible debentures	74,828	76,423	76,423	–	–
Fair value of risk management contracts	40,824	40,824	–	40,824	–

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at September 30, 2010, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at September 30, 2010. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at September 30, 2010	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar senior unsecured notes (1)	$15,000	$22,830	$992	$994	$2,975	$17,869
U.S. dollar denominated senior unsecured notes (1)	924,024	1,348,253	58,527	58,689	218,834	1,012,203
U.K. Pound Sterling denominated unsecured notes (1)	80,461	103,651	4,413	4,424	13,239	81,575
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	514	526	–	367	159	–
Power risk management contracts	42	43	–	43	–	–
Foreign exchange risk management contracts	20,294	165	30	30	90	15

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

THIRD QUARTER RESULTS

PENGROWTH

As at December 31, 2009	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility(1)	$60,000	$60,892	$613	$60,279	$–	$–
Cdn dollar senior unsecured notes (1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes (1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes (1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures (1) (2)	74,828	79,599	–	79,599	–	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	–	6,517	–	–
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.
(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility. The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility.

16.	SUBSEQUENT EVENTS

CONVERSION TO A CORPORATION

On October 20, 2010, Pengrowth announced that the Board of Directors has approved the conversion of Pengrowth Energy Trust to a new dividend paying corporation. Subject to receipt of all necessary approvals, this conversion is expected to be completed on December 31, 2010 pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

TERM CREDIT FACILITIES

Effective October 29, 2010, Pengrowth renewed the terms and extended the maturity date of its syndicated revolving credit facility to October 29, 2013. The renewed credit facility is comprised of a $1.0 billion committed revolving credit facility with up to a $250 million expansion feature. In total, the renewed credit facility provides Pengrowth up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items.

COMMODITY RISK MANAGEMENT

Subsequent to September 30, 2010, Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$88.33Cdn
WTI (1)	2,500	Jan 1, 2012 - Dec 31, 2012	$91.40Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

As at November 4, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	12,500	Oct 1, 2010 - Dec 31, 2010	$82.09Cdn
WTI (1)	12,000	Jan 1, 2011 - Dec 31, 2011	$87.87Cdn
WTI (1)	4,500	Jan 1, 2012 - Dec 31, 2012	$90.92Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

THIRD QUARTER RESULTS

PENGROWTH

POWER RISK MANAGEMENT

Subsequent to September 30, 2010, Pengrowth has fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	5	Jan 1, 2011 - Dec 31, 2011	$43.95Cdn

As at November 4, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	20	Oct 1, 2010 - Dec 31, 2010	$47.66Cdn
AESO	25	Jan 1, 2011 - Dec 31, 2011	$46.34Cdn

THIRD QUARTER RESULTS

PENGROWTH

CORPORATE PROFILE

DIRECTORS OF PENGROWTH CORPORATION

John B. Zaozirny;

Chairman,

Vice Chairman Canaccord

Capital Corporation

Thomas A. Cumming

Business Consultant

Derek Evans,

President and CEO

Wayne K. Foo

President & CEO,

Petro Andina Resources Inc.

James S. Kinnear;

Chairman Emeritus

James D. McFarland;

President and CEO,

PanWestern Energy Inc.

Michael S. Parrett

Business Consultant

A. Terence Poole

Business Consultant

D. Michael G. Stewart

Corporate Director

Nicholas C. H. Villiers

Business Consultant

Director Emeritus

Thomas S. Dobson

Francis G. Vetsch

Stanley H. Wong

OFFICERS OF PENGROWTH CORPORATION

Derek W. Evans

President and Chief Executive Officer

Christopher Webster

Chief Financial Officer

Andrew Grasby

Vice President, General Counsel &

Corporate Secretary

Doug C. Bowles

Vice President and Controller

James Causgrove

Vice President, Production and

Operations

William Christensen

Vice President, Strategic Planning

and Reservoir Exploitation

TRUSTEE

Computershare Trust Company of Canada

BANKERS

Bank Syndicate Agent: Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet
mwh	mega watt hour

*6 mcf of gas =1 barrel of oil equivalent

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange:

Symbol: PGF.UN

The New York Stock Exchange:

Symbol: PGH

PENGROWTH ENERGY TRUST

Head Office

2100, 222 Third Avenue SW Calgary, AB T2P 0B4 Canada

Telephone: (403) 233-0224

Toll-Free: (800) 223-4122

Facsimile: (403) 265-6251

Email: investorrelations@pengrowth.com

Website: www.pengrowth.com

Halifax Office

Purdy’s Tower 1 – Suite 1700

1959 Upper Water Street

Halifax, Nova Scotia B3J 2N2 Canada

Telephone: (902) 425-8778

Facsimile: (902) 425-7887

INVESTOR RELATIONS

For investor relations enquiries, please contact:

Investor Relations, Calgary

Telephone: (403) 233-0224

Toll-Free: (888) 744-1111

Facsimile:(403) 693-8889

Email: investorrelations@pengrowth.com

THIRD QUARTER RESULTS

PENGROWTH

PENGROWTH

2100, 222 Third Avenue SW
Calgary Alberta
T2P 0B4 Canada

T 403.233.0224
F 403.265.6251

www.pengrowth.com